                                                      RULE NO. 424(b)(2)
                                                      REGISTRATION NO. 333-27757


PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 23, 1997)

                                $3,000,000,000
                                     LOGO

                       $500,000,000 6.30% NOTES DUE 2000
                      $1,000,000,000 6.45% NOTES DUE 2002
                      $1,000,000,000 6.75% NOTES DUE 2007
                    $500,000,000 7.20% DEBENTURES DUE 2027

                                ---------------
                  Interest payable February 15 and August 15
                                ---------------
THE  6.30% NOTES DUE  2000 (THE "NOTES  DUE 2000") WILL  MATURE ON AUGUST  15,
 2000 AND WILL NOT BE REDEEMABLE PRIOR  TO MATURITY. THE 6.45% NOTES DUE 2002
  (THE "NOTES  DUE 2002") WILL  MATURE ON  AUGUST 15,  2002 AND WILL  NOT BE
   REDEEMABLE PRIOR TO MATURITY. THE 6.75% NOTES DUE 2007 (THE "NOTES DUE 2007") WILL MATURE ON AUGUST 15, 2007. THE 7.20% DEBENTURES DUE 2027
    (THE "DEBENTURES DUE 2027") WILL MATURE  ON AUGUST 15, 2027. THE NOTES
     DUE 2007 AND THE  DEBENTURES DUE 2027 WILL BE  REDEEMABLE AS A WHOLE
      OR IN PART AT THE OPTION OF  RAYTHEON AT ANY TIME, AT A REDEMPTION
       PRICE EQUAL TO THE  GREATER OF (I) 100%  OF THE PRINCIPAL AMOUNT
       OF  SUCH NOTES  OR DEBENTURES AND  (II) THE  SUM OF THE  PRESENT
        VALUES OF  THE REMAINING  SCHEDULED PAYMENTS OF  PRINCIPAL AND
         INTEREST THEREON DISCOUNTED  TO THE DATE OF  REDEMPTION ON A
          SEMIANNUAL BASIS  (ASSUMING A  360-DAY YEAR  CONSISTING OF
          TWELVE  30-DAY MONTHS)  AT THE TREASURY  RATE (AS  DEFINED
           HEREIN) PLUS  10 BASIS POINTS  IN THE CASE OF  THE NOTES
            DUE  2007  OR 15  BASIS  POINTS  IN  THE CASE  OF  THE
             DEBENTURES DUE  2027,  PLUS, IN  EACH  CASE, ACCRUED
              INTEREST THEREON  TO THE  DATE OF  REDEMPTION. THE
              NOTES DUE 2000, THE NOTES  DUE 2002, THE NOTES DUE
               2007 AND THE  DEBENTURES DUE 2027 (COLLECTIVELY,
                THE "OFFERED SECURITIES") WILL  NOT BE SUBJECT
                 TO ANY SINKING FUND. SEE "DESCRIPTION OF THE
                 OFFERED  SECURITIES"   HEREIN.  THE  OFFERED
                  SECURITIES  EACH  WILL BE  REPRESENTED  BY
                   BOOK-ENTRY   SECURITIES    (AS   DEFINED
                    HEREIN) REGISTERED IN  THE NAME OF THE
                     DEPOSITORY TRUST COMPANY ("DTC"), OR
                     ITS NOMINEE. INTERESTS IN SUCH BOOK-
                     ENTRY SECURITIES  WILL BE  SHOWN ON,
                     AND   TRANSFERS   THEREOF  WILL   BE
                     EFFECTED   ONLY   THROUGH,   RECORDS
                     MAINTAINED    BY    DTC   AND    ITS
                     PARTICIPANTS.  EXCEPT  AS  DESCRIBED
                     HEREIN,   OFFERED    SECURITIES   IN
                     DEFINITIVE FORM WILL  NOT BE ISSUED.
                     SEE  "DESCRIPTION   OF  THE  OFFERED
                     SECURITIES" HEREIN.
                                ---------------
 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT
       OR  THE PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY IS  A
         CRIMINAL OFFENSE.
                                ---------------

                                                    UNDERWRITING
                                        PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                       PUBLIC(1)   COMMISSIONS(2) RAYTHEON(1)(3)
                                      ------------ -------------- --------------
Per Note Due 2000...................    99.891%        .350%         99.541%
 Total..............................  $499,455,000   $1,750,000    $497,705,000
Per Note Due 2002...................    99.860%        .600%         99.260%
 Total..............................  $998,600,000   $6,000,000    $992,600,000
Per Note Due 2007...................    99.755%        .650%         99.105%
 Total..............................  $997,550,000   $6,500,000    $991,050,000
Per Debenture Due 2027..............    99.852%        .875%         98.977%
 Total..............................  $499,260,000   $4,375,000    $494,885,000

-------
  (1) Plus accrued interest, if any, from August 12, 1997.
  (2) Raytheon has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (3) Before deducting expenses estimated at $1,330,000, payable by Raytheon.
                                ---------------
  The Offered Securities are offered, subject to prior sale, when, as and if accepted by the several Underwriters, and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that delivery of the Offered Securities will be made on or about August 12, 1997 at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment in immediately available funds.
                                ---------------

BEAR, STEARNS & CO. INC.  CREDIT SUISSE FIRST BOSTON  MORGAN STANLEY DEAN WITTER

                                ---------------

GOLDMAN, SACHS & CO.          MERRILL LYNCH & CO.             J.P. MORGAN & CO.

                                ---------------

CHASE SECURITIES INC.           LEHMAN BROTHERS            SALOMON BROTHERS INC

                                ---------------

ABN AMRO CHICAGO CORPORATION             BANCAMERICA SECURITIES, INC.
BT SECURITIES CORPORATION            CIBC WOOD GUNDY SECURITIES CORP.
CITICORP SECURITIES, INC.                    DEUTSCHE MORGAN GRENFELL
FIRST CHICAGO CAPITAL MARKETS, INC.                  SBC WARBURG INC.
SCOTIA CAPITAL MARKETS                                 UBS SECURITIES

August 7, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE, THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  NO PERSON IS AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS OR ANY DEALER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Disclosure Regarding Forward-Looking Statements............................  S-1
The Company................................................................  S-2
TI Defense and Hughes Defense Transactions.................................  S-4
Recent Financial Results...................................................  S-6
Use of Proceeds............................................................  S-6
Capitalization.............................................................  S-7
Ratio of Net Debt to Total Capitalization..................................  S-8
Ratio of Earnings to Fixed Charges.........................................  S-8
Summary Pro Forma Financial Data...........................................  S-9
Selected Summary Financial Data............................................ S-10
Description of the Offered Securities...................................... S-13
Certain United States Federal Income Tax Consequences...................... S-15
Underwriting............................................................... S-17
Notice to Canadian Residents............................................... S-18
Pro Forma Combined Condensed Financial Statements.......................... S-19

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
The Acquisition............................................................    4
The Merger.................................................................    4
Use of Proceeds............................................................    5
Ratio of Earnings to Fixed Charges.........................................    5
Description of Debt Securities.............................................    5
Description of Preferred Stock.............................................   13
Description of Common Stock................................................   16
Description of Securities Warrants.........................................   18
Plan of Distribution.......................................................   19
Validity of Offered Securities.............................................   20
Experts....................................................................   20

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  THIS PROSPECTUS SUPPLEMENT MAY INCLUDE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS SUPPLEMENT, INCLUDING, WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER "THE COMPANY", "TI DEFENSE AND HUGHES DEFENSE TRANSACTIONS" AND LOCATED ELSEWHERE HEREIN REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, INCLUDING STATEMENTS UNDER "ITEM 1--BUSINESS" OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996. ALL SUBSEQUENT FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                                  THE COMPANY

  Raytheon Company ("Raytheon" or the "Company") is an international high technology company which operates in four businesses: defense and commercial electronics (44% of 1996 net sales), engineering and construction (25% of 1996 net sales), aircraft (19% of 1996 net sales) and major appliances (12% of 1996 net sales). Historically, the Company's principal business has been the design, manufacture and servicing of advanced electronic devices, equipment and systems for government and commercial use. Raytheon is a major defense contractor in the United States and internationally.

  Raytheon's defense electronics business includes Raytheon Electronics Systems, which is a major provider of ground-based air defense systems, air intercept missiles, ground-based and shipboard radars, military communications systems and naval combat control, sonar and minehunting systems. This business segment also includes Raytheon E-Systems, which is a leader in defense systems integration and provides reconnaissance and surveillance, command, control, communications and intelligence systems, mass data collection, interpretation and dissemination, specialized aircraft modification services and shipboard and airborne countermeasures systems to a wide variety of customers worldwide. On July 11, 1997, Raytheon consummated the Acquisition (as defined below) of the defense systems and electronics business ("TI Defense") of Texas Instruments Incorporated. In addition, Raytheon currently expects to consummate the Merger (as defined below) of Raytheon with the defense electronics business ("Hughes Defense") of Hughes Electronics Corporation ("HEC") in the fourth quarter of 1997, subject to the satisfaction of a number of conditions.

  Raytheon Engineers & Constructors is one of the largest engineering, construction and operations and maintenance organizations in the world. Raytheon Aircraft is a world leader in general aviation, offering one of the broadest product lines in the industry. Raytheon's commercial electronics business is, among other things, a market leader in marine electronics and produces other electronic components for a wide range of applications, including microelectronic components utilized in the communications industry. Raytheon Appliances (the "Appliance Group") markets some of the finest brand names in appliances, including Amana refrigerators, heating and air conditioning equipment, microwave ovens, cooking surfaces and washer and dryers, as well as Speed Queen, Huebsch and UniMac commercial laundry equipment. On July 11, 1997, Raytheon entered into a definitive agreement to sell three of the five businesses in the Appliance Group.

  Raytheon's four strategic goals are to:

 . STRENGTHEN ITS POSITION AS A MAJOR COMPETITOR IN THE DEFENSE INDUSTRY. As a result of the increasing consolidation in the defense industry, Raytheon has taken steps to strengthen its position as a major defense electronics contractor. The acquisitions of E-Systems in 1995 and Chrysler Technologies in 1996 have helped to broaden Raytheon's position in defense electronics, which the Company believes to be one of the more attractive segments of the overall defense industry. The combination of Raytheon with TI Defense and, if the Merger is consummated, Hughes Defense will allow Raytheon to further broaden its range of products and services and will generate additional critical mass for Raytheon to continue to compete effectively within a consolidating defense industry. Raytheon's current defense electronics systems continue to be an integral part of many of the defense systems of the United States and its allies around the world.

 . EXPAND DEFENSE TECHNOLOGIES INTO COMMERCIAL MARKETS. Raytheon continues to expand its defense technologies into commercial markets, including air traffic control, communications, transportation, environmental monitoring and microelectronics. Raytheon believes that technologies developed by both TI Defense and Hughes Defense can be transferred to commercial applications and used in combination with Raytheon's technologies.

 . CONTINUE TO STRENGTHEN CORE COMMERCIAL BUSINESSES. Raytheon has taken several initiatives in the past two years to strengthen its core commercial businesses--engineering and construction, aircraft and commercial electronics. Raytheon Engineers & Constructors acquired certain engineering and construction assets of Litwin Engineers & Constructors, Inc. and Rust International Inc., thereby expanding both geographically and by product offerings. In addition, Raytheon Aircraft recently introduced two new business jets, the Raytheon Premier I and the Hawker Horizon.

 . EXPAND GLOBAL BUSINESS. Raytheon believes that the international markets for its products offer attractive growth opportunities. In 1996, 28% of Raytheon's sales were to international customers (including foreign military sales). Raytheon believes that its presence and experience in the international marketplace will enable it to leverage growth opportunities for both TI Defense and, if the Merger is consummated, Hughes Defense.

ELECTRONICS

  Defense Electronics. Raytheon's defense electronics business consists of Raytheon Electronics Systems and Raytheon E-Systems. These operations are engaged in the design, manufacture and service of advanced electronic devices, equipment and systems for both government and commercial customers. In addition to defense electronics systems, Raytheon has been successful in the conversion of certain defense electronics technologies to commercial applications such as air traffic control, environmental monitoring and communications.

  In connection with the Acquisition and the Merger, Raytheon expects to initiate consolidation activities in the Electronics segment shortly after closing each transaction. Raytheon believes that it will reduce costs significantly over the next few years by eliminating overlapping activities, focusing research and development and bid and proposal expenditures, unifying the purchase of materials and services and rationalizing facilities. Raytheon plans to establish centers of excellence and manage the consolidated defense businesses on a coordinated basis. Additionally, Raytheon expects revenue growth from its combination with TI Defense and Hughes Defense through enhanced systems integration and capabilities and improved technology. Raytheon believes that there will be significant cash costs incurred in consolidating the activities of TI Defense and, if the Merger is consummated, Hughes Defense; however, the magnitude of these costs cannot be accurately ascertained at this time.

  Commercial Electronics. Raytheon's commercial electronics business consists of Raytheon Marine Company, Raytheon Microelectronics, Raytheon Semiconductor, Seiscor Technologies, Inc. and Switchcraft, Inc. These entities produce, among other things, marine radars and other marine electronics, transmit/receive modules for satellite communications projects, silicon semiconductor components, telephone transmission, switching and connection equipment and other electronic components for a wide range of applications.


ENGINEERING AND CONSTRUCTION

  Raytheon Engineers & Constructors ("RE&C") is one of the largest engineering, construction and operation and maintenance firms in the world, supporting customers in 13 industries. RE&C is engaged in the design, construction and maintenance of facilities and plants operated by a range of customers, including independent power producers, utilities, petroleum companies, pulp and paper companies, industrial concerns and governments. Raytheon Service Company, a unit of RE&C, provides operations, maintenance and technical services for many U.S. defense systems and agencies. Another unit of RE&C designs and manufactures a wide range of equipment used for infrastructure building and repair, including aggregate producing equipment, asphalt paving equipment, mixing plants and soil remediation systems.

AIRCRAFT

  Raytheon's Aircraft segment offers one of the broadest product lines in the general aviation market. Raytheon Aircraft manufactures, markets and supports piston-powered aircraft, jet props and light and medium jets for the world's commercial, regional airline and military aircraft markets. Raytheon Aircraft is the prime contractor for the U.S. Air Force/U.S. Navy Joint Primary Aircraft Training System (JPATS).

APPLIANCES

  The Appliance Group manufactures and sells household and commercial appliances, including refrigerators, gas and electric ranges, cooktops, wall and microwave ovens, home and commercial laundry equipment and heating and air conditioning equipment. On July 11, 1997, Raytheon entered into a definitive agreement to sell its home appliance, heating and air conditioning and commercial cooking businesses to Goodman Manufacturing

Company, L.P. for an aggregate amount of $550 million in cash, subject to adjustment for certain changes in the net working capital of the businesses to be sold between December 31, 1996 and the closing date of the transaction, which is expected to occur in the third quarter of 1997. In 1996, these three businesses represented approximately 80% of the sales and 50% of the operating income of the Appliance Group. In addition, Raytheon has realized approximately $200 million from the sale of receivables relating to the businesses to be sold. The Company is retaining the commercial laundry and electronics controls businesses of the Appliance Group, but is continuing the strategic review of these remaining businesses announced in February 1997. Proceeds from the sale of the three Appliance Group businesses will be used to reduce debt incurred in connection with the Acquisition.

                  TI DEFENSE AND HUGHES DEFENSE TRANSACTIONS

ACQUISITION OF TI DEFENSE

  On July 11, 1997, the Company consummated the acquisition of TI Defense, pursuant to which the Company purchased substantially all the assets of, and assumed substantially all the liabilities related to, TI Defense (the "Acquisition") for an aggregate amount of $2.875 billion in cash, subject to post-closing adjustments for certain changes in the net assets of TI Defense between September 30, 1996 and the closing date of the Acquisition. In addition, the Company paid $75 million for an assignment and license of certain related intellectual property. TI Defense had 1996 sales of approximately $1.8 billion. Because the Acquisition involved the purchase of assets, a significant portion of the goodwill created by the Acquisition will be deductible for tax purposes.

  In connection with the Acquisition and in contemplation of the Merger, the Company has arranged revolving credit facilities with a syndicate of banks totaling $7.0 billion, $4.0 billion of which has a maturity of 5 years and $3.0 billion of which has a maturity of 364 days (collectively, the "Raytheon Facilities"). Raytheon incurred indebtedness in the amount of $2.950 billion under the Raytheon Facilities in order to finance the Acquisition. The Raytheon Facilities include covenants which require (1) repayment and reduction of the outstanding commitment of such facilities or similar facilities with 75% of the net cash proceeds from any capital markets financings and asset sales for a period of two years from the closing date and
(2) the ratio of total debt to total capitalization not to exceed 65% until July 2, 2000, 60% from July 2, 2000 to January 1, 2002 and 55% thereafter. The Raytheon Facilities rank pari passu with the Hughes Facilities (as defined below) and will rank pari passu with other senior unsecured indebtedness of Raytheon and Hughes (as defined below) and the Offered Securities.

  TI Defense is a premier supplier of advanced defense systems, including tactical missiles, precision-guided weapons, radar, night vision systems and electronic warfare systems. Examples of TI Defense's major systems include:

  . Precision-guided weapons, such as the Paveway laser-guided weapon program; the Joint Stand-Off Weapon (JSOW), which is a U.S. Navy/U.S. Air Force system for attacking high-value ground targets; and the Javelin program, which is an anti-tank system for the U.S. Army.

  . Long Range Precision Strike programs, such as the High-Speed Anti-
   Radiation Missile (HARM). HARM, along with Paveway, constituted 65% of the air-delivered weapons used by Coalition Forces in Operation Desert Storm.

  . Radar and surveillance systems, such as P-3 and S-3 ocean surveillance, F-22 airborne radars and the LANTIRN terrain-following radar.

  . Electro-optics, particularly with Forward-Looking InfraRed (FLIR) sensors, deployed on platforms such as the M-1 Tank, Bradley Fighting Vehicle, F-117 "Stealth" fighter and the F-18 Hornet.

THE RAYTHEON-HUGHES MERGER

  On January 16, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with HE Holdings, Inc. ("Hughes"), a Delaware corporation and an indirect, wholly owned subsidiary of General Motors Corporation, a Delaware corporation ("GM"), pursuant to which Raytheon agreed to merge with and into Hughes (the "Merger"). The combined company is to be named Raytheon Company. The Merger places a notional value on Hughes Defense of approximately $9.5 billion, including debt to be assumed by the merged company, as described below.

  As a condition to entering into the Merger Agreement, Raytheon required that Hughes be, immediately prior to the consummation of the Merger, an independent publicly owned company, comprising Hughes Defense. In order to separate Hughes Defense from the other businesses conducted by HEC, GM agreed to consummate a number of internal transactions required to reallocate the assets and liabilities of the various businesses. As part of this process, Hughes will also effect a borrowing, substantially all the proceeds of which will be made available to other businesses of HEC, as described below.

  Prior to the Merger, GM will effect a spin-off of Hughes to the holders of GM's $1 2/3 and Class H common stocks in a transaction intended to be tax-free to Hughes, GM and such holders. In connection with the spin-off and subsequent Merger, two classes of common stock will be created: Class A common stock, to be received by GM's $1 2/3 and Class H stockholders in the spin-off, and Class B common stock, to be received by Raytheon's stockholders in the Merger. The Class A common stock will represent approximately 30% of the equity of the combined company, and the Class B common stock will represent the remaining approximately 70% of the equity.

  GM has received a ruling from the Internal Revenue Service relating to certain federal income tax consequences of the transaction described above, the continuing validity of which is a condition to the Merger. In addition, the Merger and related transactions are subject, among other things, to approval by Raytheon's stockholders, certain regulatory approvals (including federal antitrust review) and approval by the holders of GM's $1 2/3 and Class H common stocks. There can be no assurance, therefore, that the Merger will be consummated.

  The Merger Agreement provides that Hughes' total debt as of the time of the Merger will be adjusted to reflect the market price of Raytheon's common stock, subject to specified limits. The Company has agreed that, prior to the Merger, Hughes may borrow as much as $4.9 billion. Substantially all the amount borrowed will be contributed by Hughes to a subsidiary of Hughes, the stock of which will then be distributed to GM. Accordingly, the proceeds of such loan will not be assets of Hughes as of the time of the Merger, but the obligation to repay such loans will remain an obligation of the combined company following the Merger. The actual amount to be borrowed will be determined by subtracting from $9.5 billion any other outstanding debt of Hughes as of the Effective Time (as defined in the Merger Agreement) and the product of (x) the number of shares of Class A common stock to be issued to GM's $1 2/3 and Class H common stockholders (102,630,503 shares) and (y) the average closing market price of Raytheon's common stock during the 30-day period ending on the fifth day prior to consummation of the Merger; provided that in the event such average price is less than $44.42, it will be deemed to be $44.42, and in the event such price is more than $54.29, it shall be deemed to be $54.29. Based upon the midpoint of this range, approximately $5.1 billion in common stock would be issued to the Class A stockholders. The balance of the $9.5 billion transaction value would then consist of approximately $4.4 billion in Hughes' debt. The amount of Hughes' debt actually assumed will vary inversely with changes in the average stock price of Raytheon's common stock during the measurement period, within the range of $3.9 billion to $4.9 billion.

  In connection with the Merger, Hughes has arranged revolving credit facilities with a syndicate of banks totaling $5.0 billion, $3.0 billion of which has a maturity of 5 years and $2.0 billion of which has a maturity of 364 days (collectively, the "Hughes Facilities"). The Hughes Facilities contain certain covenants identical to those in the Raytheon Facilities.

  Hughes is a major supplier of advanced defense electronics systems and services, principally in naval systems, airborne and ground-based radars, ground-, air- and ship-launched missiles, tactical communications, electro-optical systems, complex information systems and training systems and services.

  . In naval systems, Hughes' programs include the MK48 ADCAP torpedo, the Phalanx Close-in Weapon System, UYQ-21 displays and Airborne Low-Frequency sonars. Hughes has also recently been selected to provide state-of-the-art ship combat systems for the U.S. Navy's new LPD-17 assault landing ship.

  . In radar systems, Hughes provides the APG-series of airborne fire control radars of the F-15, F-18 and AV-8B Harrier. Ground-based radar programs include the TPQ-37 fire direction radar and the Ground Based Sensor.

  . In military laser and infrared electro-optics, Hughes produces systems for combat vehicles such as the M-1 Tank and Bradley Fighting Vehicle and for a variety of helicopters and high performance aircraft.

  . In missile systems, Hughes' programs include Maverick, TOW (Tube-launched, Optically-tracked, Wire-guided missile), MEADS, Tomahawk, Stinger, RAM (Rolling Air Frame Missile), AMRAAM (Advanced Medium-Range Air-to-Air Missile), Sparrow, Evolved SeaSparrow, Standard (as part of Standard Missile Company, a jointly owned Raytheon-Hughes subsidiary) and the new AIM-9X Sidewinder.

  . In tactical communications and military radios, Hughes' programs include the U.S. Army's Tactical Command and Control System, Advanced Field Artillery Tactical Data Systems (AFATADS) and a wide array of tactical radios.

  . Hughes provides air traffic control systems to the U.S. Federal Aviation
   Administration and to foreign governments and is active in the field of global positioning systems.

  . Hughes also provides trainers and simulators for helicopter and fixed-wing aircraft, as well as engineering and technical services to federal agencies.

                           RECENT FINANCIAL RESULTS

  On July 15, 1997, Raytheon announced its financial results for the quarter ended June 29, 1997. Earnings were $209.5 million for the quarter ended June 29, 1997 as compared to $209.4 million for the quarter ended June 30, 1996. Net sales increased 6.3% to $3.325 billion for the quarter ended June 29, 1997 from $3.127 billion for the quarter ended June 30, 1996. This information should be read in conjunction with the information relating to Raytheon in "Selected Summary Financial Data" included elsewhere in this Prospectus Supplement. These financial data are not audited and are not necessarily indicative of the results that may be expected for future periods.

  On July 15, 1997, HEC announced its financial results for the quarter ended June 30, 1997. Earnings for Hughes Defense were $67.0 million for the quarter ended June 30, 1997 compared to $61.9 million for the quarter ended June 30, 1996. Sales for Hughes Defense increased 14% to $1.739 billion for the quarter ended June 30, 1997 from $1.526 billion for the quarter ended June 30, 1996. This information should be read in conjunction with the information relating to Hughes Defense in "Selected Summary Financial Data" included elsewhere in this Prospectus Supplement. These financial data are not audited and are not necessarily indicative of the results that may be expected for future periods.

  On July 15, 1997, Texas Instruments Incorporated announced its financial results for the quarter ended June 30, 1997, which included results for TI Defense. Earnings for TI Defense were $25.4 million for the quarter ended June 30, 1997 compared to $34.5 million for the quarter ended June 30, 1996. Sales for TI Defense declined 6.6% to $424 million for the quarter ended June 30, 1997 from $454 million for the quarter ended June 30, 1996. This information should be read in conjunction with the information relating to TI Defense in "Selected Summary Financial Data" included elsewhere in this Prospectus Supplement. These financial data are not audited and are not necessarily indicative of the results that may be expected for future periods.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Offered Securities (the "Offering") will be used by Raytheon primarily to reduce amounts outstanding under the Raytheon Facilities or to refinance other debt incurred to finance the Acquisition, including commercial paper borrowings. Any remaining proceeds will be used by Raytheon for capital expenditures, working capital requirements and general corporate purposes.

                                CAPITALIZATION

  The following table sets forth the capitalization of Raytheon (a) as of March 30, 1997, (b) pro forma after giving effect to the Acquisition, as if it had occurred on March 30, 1997, and to the Offering and the application of the proceeds thereof (without deduction for expenses) as described under "Use of Proceeds," and (c) pro forma after giving effect to the Acquisition and the Merger, as if each had occurred on March 30, 1997, and to the Offering and the application of the proceeds thereof (without deduction for expenses) as described under "Use of Proceeds." This table should be read in conjunction with the Pro Forma Combined Condensed Financial Statements included elsewhere in this Prospectus Supplement and the historical audited financial statements of Raytheon, TI Defense and Hughes Defense, including the notes thereto, which are incorporated by reference in the accompanying Prospectus.

                                        AS OF MARCH 30, 1997
                             ------------------------------------------
                                                      PRO FORMA FOR THE
                                    PRO FORMA FOR THE ACQUISITION, THE
                                     ACQUISITION AND   MERGER AND THE
                             ACTUAL   THE OFFERING       OFFERING(A)
                             ------ ----------------- -----------------
                                           (IN MILLIONS)
Notes payable and current
 portion of long-term debt.. $2,403      $ 2,393           $ 5,553
Long-term debt
 Offered Securities.........    --         3,000             3,000
 Other long-term debt.......  1,499        1,499             2,910
                             ------      -------           -------
    Total long-term debt....  1,499        4,499             5,910
Stockholders' equity........  4,717        4,717             9,782
                             ------      -------           -------
      Total capitalization.. $8,619      $11,609           $21,245
                             ======      =======           =======

--------
(a) Based on Hughes' debt calculated assuming the midpoint of the range described in "TI Defense and Hughes Defense Transactions--The Raytheon-Hughes Merger."

                   RATIO OF NET DEBT TO TOTAL CAPITALIZATION

  The following table sets forth the Company's consolidated ratio of net debt to total capitalization (a) on a pro forma basis as of March 30, 1997 after giving effect to the Acquisition, (b) on a pro forma basis as of March 30, 1997 after giving effect to the Acquisition and the Merger and (c) on an historical basis at March 30, 1997 and at the end of fiscal years 1996, 1995, 1994, 1993 and 1992:

              PRO FORMA
           MARCH 30, 1997                          HISTORICAL
   --------------------------------- ---------------------------------------
                                                       DECEMBER 31,
                                               -----------------------------
   RAYTHEON-    RAYTHEON-TI DEFENSE- MARCH 30,
   TI DEFENSE      HUGHES DEFENSE       1997   1996  1995  1994  1993  1992
   ----------   -------------------- --------- ----- ----- ----- ----- -----
     58.9%             53.7%           44.4%   43.8% 36.8% 17.9% 14.1% 14.3%

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratio of earnings to fixed charges (a) on a pro forma basis as of March 30, 1997 after giving effect to the Acquisition, (b) on a pro forma basis as of March 30, 1997 after giving effect to the Acquisition and the Merger and (c) on an historical basis at March 30, 1997 and at the end of fiscal years 1996, 1995, 1994, 1993 and 1992:

              PRO FORMA
           MARCH 30, 1997                         HISTORICAL
   --------------------------------- -------------------------------------
                                                      DECEMBER 31,
                                               ---------------------------
   RAYTHEON-    RAYTHEON-TI DEFENSE- MARCH 30,
   TI DEFENSE      HUGHES DEFENSE       1997   1996 1995 1994  1993  1992
   ----------   -------------------- --------- ---- ---- ----- ----- -----
      3.0x              2.6x           4.4x    4.6x 6.0x 12.0x 18.1x 11.9x

  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net earnings, taxes on income and fixed charges (less capitalized interest) and fixed charges consist of interest expense, amortization of debt discount and expense, the portion of rents representative of an interest factor and capitalized interest.

                       SUMMARY PRO FORMA FINANCIAL DATA

  The following tables set forth a summary of the unaudited pro forma financial data of Raytheon, which data were derived from the Pro Forma Combined Condensed Financial Statements and the notes thereto included elsewhere in this Prospectus Supplement. The pro forma statement of earnings data give effect to the Acquisition and the Merger as if each had occurred on January 1, 1996. The pro forma balance sheet data give effect to the Acquisition and the Merger as if each had occurred on March 30, 1997. The information below should be read in conjunction with the Pro Forma Combined Condensed Financial Statements and the notes thereto included elsewhere in this Prospectus Supplement. The pro forma financial data are not necessarily indicative of what the Company's actual financial position or results of operations would have been if the transactions had occurred on the applicable date indicated. Moreover, they are not intended to be indicative of future results of operations or financial position.


                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                             PRO FORMA COMBINED
                                          PRO FORMA COMBINED    RAYTHEON-TI
                                             RAYTHEON-TI       DEFENSE-HUGHES
                                 RAYTHEON      DEFENSE            DEFENSE
                                 -------- ------------------ ------------------
                                                 (IN MILLIONS)
STATEMENT OF EARNINGS DATA:
  Net sales(a).................. $12,331       $14,131            $20,514
  Operating income..............   1,198         1,377              2,006
  Income before tax.............   1,084         1,062              1,400
  Net income(a).................     762           743                901


                   FOR THE THREE MONTHS ENDED MARCH 30, 1997

                                                            PRO FORMA COMBINED
                                         PRO FORMA COMBINED    RAYTHEON-TI
                                            RAYTHEON-TI       DEFENSE-HUGHES
                                RAYTHEON      DEFENSE            DEFENSE
                                -------- ------------------ ------------------
                                                (IN MILLIONS)
STATEMENT OF EARNINGS DATA:
  Net sales(a)................. $ 2,899       $ 3,299            $ 4,973
  Operating income.............     339           377                538
  Income before tax............     278           265                356
  Net income(a)................     183           173                216
BALANCE SHEET DATA (END OF
 PERIOD):
  Total assets................. $11,496       $15,018            $27,974
  Total debt...................   3,902         6,892             11,463
  Stockholders' equity.........   4,717         4,717              9,782

--------
  (a) The pro forma sales and net income exclude merger synergies referred to on page S-3.

                        SELECTED SUMMARY FINANCIAL DATA

  The following tables present selected financial data for Raytheon, TI Defense and Hughes Defense. The March 30, 1997 data have been derived from the books and records of each company and are unaudited. The fiscal year-end financial data have been derived from and are qualified by reference to the audited financial statements of Raytheon, TI Defense and Hughes Defense and should be read in conjunction with such financial statements and notes thereto. The audited historical financial data concerning Raytheon are derived from Raytheon's audited consolidated financial statements filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference. The data for TI Defense and Hughes Defense are derived from the audited financial statements for TI Defense and Hughes Defense filed as part of the Company's Current Report on Form 8-K dated May 23, 1997, which is incorporated herein by reference.

RAYTHEON

                                    THREE MONTHS    FISCAL YEAR ENDED
                                       ENDED          DECEMBER 31,
                                     MARCH 30,   -------------------------
                                        1997      1996     1995     1994
                                    ------------  ----     ----     ----
                                               (IN MILLIONS)
     OPERATING DATA:
       Net sales...................    $2,899    $12,331  $11,804  $10,098
       Operating income............       339      1,198    1,118      896
       Interest expense............       (69)      (256)    (197)     (49)
       Net income..................       183        762      793      597
     OTHER DATA:
       EBITDA(a)...................    $  436    $ 1,607  $ 1,733  $ 1,233
       Depreciation and
        amortization...............        94        369      371      304
       Capital expenditures .......       108        406      329      267
                                       AS OF       AS OF DECEMBER 31,
                                     MARCH 30,   -------------------------
                                        1997      1996     1995     1994
                                    ------------  ----     ----     ----
                                               (IN MILLIONS)
     BALANCE SHEET DATA:
       Net working capital.........    $  979    $   912  $ 1,585  $ 1,702
       Total assets................    11,496     11,126    9,841    7,395
       Notes payable and current
        portion of long-term debt..     2,403      2,227    1,216    1,033
       Long-term debt and capital-
        ized leases................     1,499      1,501    1,488       25
       Stockholders' equity........     4,717      4,598    4,292    3,928

--------
(a) EBITDA represents income before interest, income taxes, depreciation (including certain amounts allocated to corporate overhead that are included in general and administrative expenses) and amortization. EBITDA is not intended to represent cash flow or any other measure of performance reported in accordance with generally accepted accounting principles. The Company has included EBITDA as it understands that EBITDA is used by certain investors as one measure of a company's ability to service debt.

TI DEFENSE

                                             THREE MONTHS   FISCAL YEAR ENDED
                                                ENDED         DECEMBER 31,
                                              MARCH 30,   ---------------------
                                                 1997      1996   1995   1994
                                             ------------ ------ ------ -------
                                                       (IN MILLIONS)
     OPERATING DATA:
       Net sales............................     $400     $1,800 $1,739 $1,725
       Operating income.....................       45        178    155    157
       Interest expense.....................      --         --     --     --
       Net income...........................       27        109     92     99
     OTHER DATA:
       EBITDA...............................     $ 67     $  262 $  226 $  241
       Depreciation and amortization........       23         87     77     86
       Capital expenditures.................       10         80     89     56
                                                AS OF      AS OF DECEMBER 31,
                                              MARCH 30,   ---------------------
                                                 1997      1996   1995  1994(a)
                                             ------------ ------ ------ -------
                                                       (IN MILLIONS)
     BALANCE SHEET DATA:
       Net working capital..................     $230     $  220 $   96 $  --
       Total assets.........................      857        837    737    --
       Notes payable and current portion of
        long-term debt......................      --         --     --     --
       Long-term debt and capitalized
        leases..............................      --         --     --     --
       Stockholders' equity.................      403        384    278    --

    --------
    (a) Not available.

HUGHES DEFENSE

                                             THREE MONTHS   FISCAL YEAR ENDED
                                                ENDED         DECEMBER 31,
                                              MARCH 30,   ---------------------
                                                 1997      1996   1995   1994
                                             ------------ ------ ------ -------
                                                       (IN MILLIONS)
     OPERATING DATA:
       Net sales............................    $1,675    $6,383 $5,922 $5,896
       Operating income.....................       154       603    587    545
       Interest expense.....................        26        92     76     65
       Net income...........................        72       281    319    269
     OTHER DATA:
       EBITDA...............................    $  220    $  859 $  870 $  833
       Depreciation and amortization........        61       247    241    266
       Capital expenditures.................        30       178     99    174
                                                AS OF      AS OF DECEMBER 31,
                                              MARCH 30,   ---------------------
                                                 1997      1996   1995  1994(a)
                                             ------------ ------ ------ -------
                                                       (IN MILLIONS)
     BALANCE SHEET DATA:
       Net working capital..................    $1,472    $1,019 $  920 $  --
       Total assets.........................     7,356     7,028  7,026    --
       Notes payable and current portion of
        long-term debt......................       100        94     84    --
       Long-term debt and capitalized
        leases..............................        31        34     50    --
       Stockholders' equity.................     5,352     4,823  4,680    --

    --------
    (a) Not available.

                     DESCRIPTION OF THE OFFERED SECURITIES

  General. The Offered Securities will be limited to $3,000,000,000 aggregate principal amount, consisting of $500,000,000 principal amount of Notes Due 2000, $1,000,000,000 principal amount of Notes Due 2002, $1,000,000,000 principal amount of Notes Due 2007 and $500,000,000 principal amount of Debentures Due 2027. The Offered Securities are Senior Debt Securities as described in the accompanying Prospectus.

  The Notes Due 2000. Each Note Due 2000 will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on February 15 and August 15 of each year, commencing February 15, 1998, to the person in whose name the Note Due 2000 is registered, subject to certain exceptions as provided in the Senior Indenture (as defined in the accompanying Prospectus), at the close of business on February 1 or August 1 (each a "Record Date"), as the case may be, immediately preceding such February 15 or August 15. The Notes Due 2000 will mature on August 15, 2000. The Notes Due 2000 are not redeemable prior to maturity and are not subject to any sinking fund provision.

  The Notes Due 2002. Each Note Due 2002 will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on February 15 and August 15 of each year, commencing February 15, 1998, to the person in whose name the Note Due 2002 is registered, subject to certain exceptions as provided in the Senior Indenture, at the close of business on February 1 or August 1 (each a "Record Date"), as the case may be, immediately preceding such February 15 or August 15. The Notes Due 2002 will mature on August 15, 2002. The Notes Due 2002 are not redeemable prior to maturity and are not subject to any sinking fund provision.

  The Notes Due 2007. Each Note Due 2007 will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on February 15 and August 15 of each year, commencing February 15, 1998, to the person in whose name the Note Due 2007 is registered, subject to certain exceptions as provided in the Senior Indenture, at the close of business on February 1 or August 1 (each a "Record Date"), as the case may be, immediately preceding such February 15 or August 15. The Notes Due 2007 will mature on August 15, 2007 and are not subject to any sinking fund provision.

  The Debentures Due 2027. Each Debenture Due 2027 will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on February 15 and August 15 of each year, commencing February 15, 1998, to the person in whose name the Debenture Due 2027 is registered, subject to certain exceptions as provided in the Senior Indenture, at the close of business on February 1 or August 1 (each a "Record Date"), as the case may be, immediately preceding such February 15 or August 15. The Debentures Due 2027 will mature on August 15, 2027 and are not subject to any sinking fund provision.

  The Notes Due 2007 and the Debentures Due 2027 will be redeemable as a whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or Debentures as the case may be, and (ii) the sum of the present values of the remaining payments of principal and interest thereon from the redemption date to the applicable maturity date discounted, in each case, to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points in the case of the Notes Due 2007 or 15 basis points in the case of the Debentures Due 2027, plus, in each case, accrued interest thereon to the date of redemption.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes or Debentures, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes or Debentures, as the case may be. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations actually obtained by the Trustee for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

  Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Offered Securities to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Offered Securities or portions thereof called for redemption.

  Defeasance. Under certain circumstances, Raytheon will be deemed to have discharged the entire indebtedness on all the outstanding Offered Securities by defeasance, or to be discharged from certain covenants otherwise applicable to the Offered Securities and described in the accompanying Prospectus under the heading "Description of Debt Securities--Certain Covenants of the Corporation." See "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus for a description of the terms of any such defeasance. Raytheon has made these defeasance provisions applicable to the Offered Securities.

  Book-Entry System. The Offered Securities will each initially be represented by book-entry securities (each a "Book-Entry Security") deposited with DTC and registered in the name of a nominee of DTC, except as set forth below. The settlement of transactions with respect to each Book-Entry Security will be facilitated through electronic computerized book-entry changes in participants' accounts, thereby eliminating the physical movement of certificates representing Offered Securities. The Offered Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certificated securities are issued under the limited circumstances described below, no beneficial owner of an Offered Security shall be entitled to receive a definitive certificate representing an Offered Security. So long as DTC or any successor depositary (the "Depositary") or its nominee is the registered owner of a Book-Entry Security, the Depositary or such nominee, as the case may be, will be considered to be the sole owner or holder of the Offered Securities represented thereby for all purposes of the Indenture. Unless and until it is exchanged in whole or in part for the Offered Securities represented thereby, a Book-Entry Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee to a successor depositary or any nominee of such successor.

  So long as Offered Securities are represented by a Book-Entry Security, all payments of principal and interest with respect thereto will be made to the Depositary or its nominee (or a successor), as the case may be, as the sole registered owner of the Book-Entry Security representing such Offered Securities.

  Raytheon expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Book-Entry Security representing Offered Securities, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Book-Entry Security as shown on the records of the Depositary or such nominee.

  If DTC at any time is unwilling, unable or ineligible to continue as Depositary for a Book-Entry Security or in the event there shall have occurred and be continuing an Event of Default, or an event which with notice or lapse of time or both would become an Event of Default, with respect to the Offered Securities represented by such Book-Entry Security, Raytheon will issue certificated Offered Securities in definitive form in exchange for such Book-Entry Security. In addition, Raytheon may at any time determine not to have the Offered Securities represented by a Book-Entry Security, and, in such event, will issue certificated Offered Securities in definitive form in exchange for such Book-Entry Security. In either instance, an owner of a beneficial interest in a Book-Entry Security will be entitled to physical delivery of certificated Offered Securities in definitive form equal in principal amount to such beneficial interest in such Book-Entry Security and to have such certificated Offered Securities registered in its name. Certificated Offered Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

  See "Description of Debt Securities" in the accompanying Prospectus for additional information concerning the Offered Securities and the Senior Indenture.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

NON-U.S. HOLDERS

  The following summary describes certain United States federal income tax consequences under current law that may be relevant to a beneficial owner of the Offered Securities that is not (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia or (iii) a person otherwise subject to United States federal income taxation on its worldwide income (any of the foregoing, a "Non-U.S. Holder"). This summary addresses only issues concerning Non-U.S. Holders that are initial holders of the Offered Securities and that will hold the Offered Securities as capital assets. It does not address the tax considerations applicable to Non-U.S. Holders if income or gain in respect of the Offered Securities is effectively connected with the conduct of a trade or business in the United States.

  Generally, payments of interest made with respect to the Offered Securities to a Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation for United States tax purposes that is directly or indirectly related to the Company through stock ownership and
(iii) the Non-U.S. Holder complies with applicable certification requirements.

  Any capital gain realized on the sale, exchange, retirement or other disposition of an Offered Security by a Non-U.S. Holder will not be subject to United States federal income or withholding taxes unless such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and either has a "tax home" (as defined for United States federal income tax purposes) in the United States or an office or other fixed place of business in the United States to which the sale or disposition is attributable.

  The Offered Securities will not be includible in the estate of a Non-U.S. Holder provided the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote.

  PURCHASERS OF OFFERED SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE POSSIBLE APPLICABILITY OF UNITED STATES FEDERAL INCOME, WITHHOLDING AND OTHER TAXES UPON INCOME AND GAIN REALIZED IN RESPECT OF THE OFFERED SECURITIES.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  A holder of the Offered Securities may be subject to information reporting and backup withholding at a rate of 31% on certain amounts paid to the holder unless such holder provides proof of an applicable exemption (including a general exemption for Non-U.S. Holders and for corporations) or correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules. Any amount withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PROPOSED REGULATIONS

  On April 22, 1996, the United States Treasury Department published proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify certain reliance standards. The regulations are proposed to be effective for payments made after December 31, 1997 but provide that certificates issued on or before the date that is 60 days after the proposed regulations are published in final form will continue to be valid until such certificates expire. The proposed regulations, however, are subject to change prior to their publication in final form.

                                 UNDERWRITING

  Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (for whom Morgan Stanley & Co. Incorporated is acting as sole book runner for the Offered Securities) have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Offered Securities set forth opposite their names:

                          PRINCIPAL AMOUNT  PRINCIPAL AMOUNT  PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
      UNDERWRITER         OF NOTES DUE 2000 OF NOTES DUE 2002 OF NOTES DUE 2007 OF DEBENTURES DUE 2027
      -----------         ----------------- ----------------- ----------------- ----------------------
Bear, Stearns & Co.
 Inc. ..................     $88,350,000     $  176,700,000    $  176,700,000        $ 88,350,000
Credit Suisse First
 Boston Corporation.....      88,350,000        176,700,000       176,700,000          88,350,000
Morgan Stanley & Co.
 Incorporated...........      88,350,000        176,700,000       176,700,000          88,350,000
Goldman, Sachs & Co. ...      40,000,000         80,000,000        80,000,000          40,000,000
Merrill Lynch, Pierce,
         Fenner & Smith
         Incorporated...      40,000,000         80,000,000        80,000,000          40,000,000
J.P. Morgan Securities
 Inc. ..................      40,000,000         80,000,000        80,000,000          40,000,000
Chase Securities Inc. ..      20,000,000         40,000,000        40,000,000          20,000,000
Lehman Brothers Inc. ...      20,000,000         40,000,000        40,000,000          20,000,000
Salomon Brothers Inc....      20,000,000         40,000,000        40,000,000          20,000,000
ABN AMRO Chicago
 Corporation ...........       5,000,000         10,000,000        10,000,000           5,000,000
BancAmerica Securities,
 Inc. ..................       5,000,000         10,000,000        10,000,000           5,000,000
BT Securities
 Corporation............       5,000,000         10,000,000        10,000,000           5,000,000
CIBC Wood Gundy
 Securities Corp. ......       5,000,000         10,000,000        10,000,000           5,000,000
Citicorp Securities,
 Inc. ..................       5,000,000         10,000,000        10,000,000           5,000,000
Deutsche Morgan Grenfell
 Inc. ..................       5,000,000         10,000,000        10,000,000           5,000,000
First Chicago Capital
 Markets, Inc. .........       5,000,000         10,000,000        10,000,000           5,000,000
SBC Warburg Inc. .......       5,000,000         10,000,000        10,000,000           5,000,000
Scotia Capital Markets
 (USA) Inc. ............       5,000,000         10,000,000        10,000,000           5,000,000
UBS Securities LLC......       5,000,000         10,000,000        10,000,000           5,000,000
Blaylock & Partners,
 L.P. ..................       2,475,000          4,950,000         4,950,000           2,475,000
Muriel Siebert & Co.,
 Inc. ..................       2,475,000          4,950,000         4,950,000           2,475,000
                            ------------     --------------    --------------        ------------
  Total.................    $500,000,000     $1,000,000,000    $1,000,000,000        $500,000,000
                            ============     ==============    ==============        ============

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Offered Securities if any are taken.

  The Underwriters initially propose to offer the Offered Securities directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at a price that represents a concession not in excess of .200% of the principal amount in the case of the Notes Due 2000, .375% of the principal amount in the case of the Notes Due 2002, .400% of the principal amount in the case of the Notes Due 2007 and
 .500% of the principal amount in the case of the Debentures Due 2027. Each Underwriter may allow, and such dealers may reallow, a concession to certain other dealers not in excess of .125% of the principal amount in the case of the Notes Due 2000, .200% of the principal amount in the case of the Notes Due 2002, .250% of the principal amount in the case of the Notes Due 2007 and
 .250% of the principal amount in the case of the Debentures Due 2027. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Offered Securities on any national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Offered Securities.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

  Each of the Underwriters and certain of their affiliates engage in transactions with and perform services, including investment or commercial banking services, for Raytheon and certain of its subsidiaries in the ordinary course of business.

  In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase, the Offered Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Securities in the offering, if the syndicate repurchases previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                         NOTICE TO CANADIAN RESIDENTS

  Resale Restrictions. The distribution of the Offered Securities in Canada is being made only on a private placement basis exempt from the requirement that Raytheon prepare and file a prospectus with the securities regulatory authorities in each province where trades of Offered Securities are effected. Accordingly, any resale of the Offered Securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers who are Canadian residents are advised to seek legal advice prior to any resale of the Offered Securities.

  Representations of Purchasers. Each purchaser of Offered Securities in Canada who receives a purchase confirmation will be deemed to represent to Raytheon and the dealer from whom such purchase confirmation is received that
(i) such purchaser is entitled under applicable provincial securities laws to purchase such Offered Securities without the benefit of a prospectus qualified under such securities laws; (ii) where required by law, such purchaser is purchasing as principal and not as agent; and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

  Rights of Action (Ontario Purchasers). The Offered Securities are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  Enforcement of Legal Rights. All of Raytheon's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon Raytheon or such persons. All or a substantial portion of the assets of Raytheon and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Raytheon or such persons in Canada or to enforce a judgment obtained in Canadian courts against Raytheon or such persons outside of Canada.

  Notice to British Columbia Residents. A purchaser of Offered Securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Offered Securities acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Raytheon. Only one such report must be filed in respect of Offered Securities acquired on the same date and under the same prospectus exemption.

  Taxation and Eligibility For Investment. Canadian purchasers of Offered Securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Offered Securities in their particular circumstances and with respect to the eligibility of the Offered Securities for investment by the purchaser under relevant Canadian legislation.

               PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following pro forma combined condensed financial statements have been prepared by the Company's management from its historical consolidated financial statements and from the historical financial statements of TI Defense and Hughes Defense. The pro forma combined condensed statement of earnings reflects adjustments as if the Acquisition and the Merger had occurred on January 1, 1996. The pro forma combined condensed balanced sheet reflects adjustments as if the Acquisition and the Merger had occurred on March 30, 1997. The pro forma adjustments described in the accompanying notes are based upon preliminary estimates and certain assumptions that management of the Company believes are reasonable in such circumstances.

  The pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements of the Company and the related notes thereto and with historical financial statements of TI Defense and Hughes Defense and the related notes thereto, each of which is incorporated by reference in the accompanying Prospectus.

  The pro forma combined condensed financial statements are not necessarily indicative of what the Company's actual financial position or results of operations would have been if the Acquisition and the Merger had occurred on the applicable date indicated. Moreover, they are not intended to be indicative of future results of operations or financial position. The pro forma combined condensed financial statements do not reflect the cost and revenue synergies associated with such transactions, which the Company expects to realize commencing in the first year of operation.

                          PRO FORMA COMBINED CONDENSED
                       BALANCE SHEET AS OF MARCH 30, 1997

                                                                                        HISTORICAL
                          HISTORICAL HISTORICAL RECLASSI-     PRO FORMA       PRO FORMA   HUGHES    PRO FORMA       PRO FORMA
         ASSETS            RAYTHEON  TI DEFENSE FICATIONS    ADJUSTMENTS      COMBINED   DEFENSE   ADJUSTMENTS      COMBINED
         ------           ---------- ---------- ---------    -----------      --------- ---------- -----------      ---------
                                                              (IN MILLIONS)
Current assets:
 Cash & marketable
  securities............   $   134      $         $            $               $   134    $   57     $   (57)(3b)    $   134
 Accounts receivable....       844       251       (221)(2i)                       874       690                       1,564
 Contracts in process...     2,817                  436 (2i)      (85)(2b,d)     3,168     1,664        (190)(3b)      4,642
 Inventories............     1,709       245       (215)(2i)                     1,739       408                       2,147
 Other..................       422         2                                       424       321                         745
                           -------      ----      -----        ------          -------    ------     -------         -------
 Total current assets...     5,926       498                      (85)           6,339     3,140        (247)          9,232
Property, plant and
 equipment..............     1,853       315                                     2,168     1,107           9 (3b)      3,284
Net cost in excess of
 net assets acquired....     3,051        43                      (43)(2b)       5,778     2,970      (2,970)(3b)     13,263
                                                                2,727 (2b)                             7,485 (3b)
Pension asset...........                                                                               1,109 (3b)      1,109
Other assets............       666         1                       66 (2b)         733       139         214 (3b)      1,086
                           -------      ----      -----        ------          -------    ------     -------         -------
  Total assets..........   $11,496      $857                   $2,665          $15,018    $7,356     $ 5,600         $27,974
                           =======      ====      =====        ======          =======    ======     =======         =======
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
  ---------------------
Current liabilities:
 Notes payable and
  current portion of
  long-term debt........   $ 2,403      $                      $  740 (2a)     $ 3,143    $  100     $ 2,310 (3a,j)  $ 5,553
 Advance payments.......       414                                                 414       388                         802
 Accounts payable.......     1,165       215                                     1,380       298                       1,678
 Other..................       965        53                       78 (2b)       1,096       882         547 (3b)      2,525
                           -------      ----      -----        ------          -------    ------     -------         -------
 Total current
  liabilities...........     4,947       268                      818            6,033     1,668     $ 2,857         $10,558
Long-term debt and
 capitalized leases.....     1,499                              2,250 (2a)       3,749        31       2,130 (3a,j)    5,910
Other...................       333       186                                       519       305         900 (3b)      1,724
Stockholders' equity:
 Common stock at par....       236                                                 236                   103 (3a)        339
 Additional paid-in
  capital and other
  adjustments...........       285                                                 285                 4,962 (3a,j)    5,247
 Retained earnings......     4,196       403                     (403)           4,196     5,352      (5,352)(3b)      4,196
                           -------      ----      -----        ------          -------    ------     -------         -------
 Total stockholders'
  equity................     4,717       403                     (403)           4,717     5,352        (287)          9,782
                           -------      ----      -----        ------          -------    ------     -------         -------
  Total liabilities and
   stockholders' equity.   $11,496      $857                   $2,665          $15,018    $7,356     $ 5,600         $27,974
                           =======      ====      =====        ======          =======    ======     =======         =======

                            See accompanying notes.

                          PRO FORMA COMBINED CONDENSED
                             STATEMENT OF EARNINGS
                   FOR THE THREE MONTHS ENDED MARCH 30, 1997

                                     HISTORICAL                         HISTORICAL
                          HISTORICAL     TI      PRO FORMA    PRO FORMA   HUGHES    PRO FORMA    PRO FORMA
                           RAYTHEON   DEFENSE   ADJUSTMENTS   COMBINED   DEFENSE   ADJUSTMENTS   COMBINED
                          ---------- ---------- -----------   --------- ---------- -----------   ---------
                                                         (IN MILLIONS)
Net sales...............    $2,899      $400                   $3,299     $1,674                  $4,973
                            ------      ----       ----        ------     ------      ----        ------
Cost of sales...........     2,221       309       $ (2)(2c)    2,537      1,377      $ (6)(3c)    3,924
                                                     (3)(2d)                           (24)(3d)
                                                     17 (2g)                            47 (3g)
                                                     (5)(2e)                            (7)(3c)
Amortization of push-
 down goodwill..........                                                      25       (25)(3c)        0
Administration and
 selling expenses.......       260        28                      288         91                     379
Research and development
 expenses...............        79        18                       97         35                     132
Special charges.........         0         0                        0                                  0
                            ------      ----       ----        ------     ------      ----        ------
 Operating income.......       339        45         (7)          377        146        15           538
Interest expense........        69                                 69         25       (25)(3i)       69
Interest income.........        (6)                                (6)                                (6)
Acquisition interest
 expense................                             50 (2f)       50                   75 (3f)      125
Other (income) expense..        (2)        1                       (1)        (5)                     (6)
                            ------      ----       ----        ------     ------      ----        ------
 Income before tax......       278        44        (57)          265        126       (35)          356
Federal and foreign
 income taxes...........        95        17        (20)(2h)       92         54        (6)(3h)      140
                            ------      ----       ----        ------     ------      ----        ------
 Net income.............    $  183      $ 27       $(37)       $  173     $   72      $(29)       $  216
                            ======      ====       ====        ======     ======      ====        ======

                            See accompanying notes.

                          PRO FORMA COMBINED CONDENSED
                             STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                       HISTORICAL
                          HISTORICAL HISTORICAL  PRO FORMA   PRO FORMA   HUGHES    PRO FORMA    PRO FORMA
                           RAYTHEON  TI DEFENSE ADJUSTMENTS  COMBINED   DEFENSE   ADJUSTMENTS   COMBINED
                          ---------- ---------- -----------  --------- ---------- -----------   ---------
                                                         (IN MILLIONS)
Net sales...............   $12,331     $1,800                 $14,131    $6,383                  $20,514
                           -------     ------      -----      -------    ------      -----       -------
Cost of sales...........     9,755      1,415      $ (6)(2c)   11,169     5,216      $ (18)(3c)   16,430
                                                    (12)(2d)                           (95)(3d)
                                                     69 (2g)                           187 (3g)
                                                    (52)(2e)                           (29)(3e)
Amortization of push-
 down goodwill..........                                                    101       (101)(3c)        0
Administration and
 selling expenses.......     1,021        129                   1,150       301                    1,451
Research and development
 expenses...............       323         78                     401       192                      593
Special charges.........        34          0                      34                                 34
                           -------     ------      -----      -------    ------      -----       -------
 Operating income.......     1,198        178          1        1,377       573        56          2,006
                           =======     ======      =====      =======    ======      =====       =======
Interest expense........       256                                256        92        (92)(3i)      256
Interest income.........      (102)                              (102)                              (102)
Acquisition interest
 expense................                            198 (2f)      198                  300 (3f)      498
Other (income)/expense..       (40)         3                     (37)       (9)                     (46)
                           -------     ------      -----      -------    ------      -----       -------
Income before tax.......     1,084        175       (197)       1,062       490       (152)        1,400
                           =======     ======      =====      =======    ======      =====       =======
Federal and foreign
 income taxes...........       322         66       (69)(2h)      319       209        (29)(3h)      499
                           -------     ------      -----      -------    ------      -----       -------
 Net income.............   $   762     $  109      $(128)     $   743    $  281      $(123)      $   901
                           =======     ======      =====      =======    ======      =====       =======

                            See accompanying notes.

                              NOTES TO PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The accompanying pro forma combined condensed statements of earnings present the historical results of operations of the Company, TI Defense and Hughes Defense for the year ended December 31, 1996 and for the three months ended March 30, 1997, with pro forma adjustments as if the Acquisition and the Merger had taken place on January 1, 1996. The pro forma combined condensed balance sheet presents the historical balance sheets of the Company, TI Defense and Hughes Defense as of March 30, 1997, with pro forma adjustments as if the Acquisition and the Merger had been consummated as of March 30, 1997, in transactions accounted for as purchases in accordance with generally accepted accounting principles.

  Certain reclassifications have been made to the historical financial statements of the Company, TI Defense and Hughes Defense to conform to the pro forma combined condensed financial statement presentation on a consistent basis.

2. PRO FORMA ADJUSTMENTS--TI DEFENSE

  The following adjustments give pro forma effect to the Acquisition (in millions):

        (a) To record the exchange consideration at closing:
            Purchase price...........................................  $2,950
                                                                       ======
            (Assumed financing of $740 variable rate short-term
            borrowings and $2,250 fixed rate medium- and long-term
            borrowings at an aggregate interest rate of 6.31%
            including acquisition costs of $40)

        (b) To adjust the assets and liabilities to their estimated fair values:
            Net assets of TI Defense at March 30, 1997...............  $  403
            Contracts in process valuation adjustments...............     (85)
            Provision for the estimated exit costs of integrating
            acquired operations......................................     (78)
            Deferred tax benefits....................................      66
            Costs in excess of net assets of acquired business.......   2,727
            Acquisition costs........................................     (40)
            Elimination of TI Defense goodwill.......................     (43)
                                                                       ------
                                                                       $2,950
                                                                       ======

    (c) Adjustment to eliminate the amortization of intangible assets of TI Defense which would not have been incurred if the Acquisition had occurred on January 1, 1996.

    (d) Adjustment to reflect the effect on 1996 and 1997 results relating to a net reduction of accumulated contract costs as an allowance for the Company's normal profit on its efforts to complete such contracts, and other contract valuation adjustments.

    (e) Elimination of $32 of non-recurring employee related costs and $20 of non-recurring corporate allocations from the parent of TI Defense as a result of the Acquisition for the year ended December 31, 1996 and $5 of non-recurring corporate allocations for the three months ending March 30, 1997.

    (f) Adjustments which represent additional estimated interest expense resulting from the use of borrowings to finance the Acquisition and incremental interest on Raytheon's pre-Acquisition variable rate borrowings to reflect the change in credit rating as a result of the Acquisition.

    (g) The amortization of excess of costs over acquired net assets over an estimated life of 40 years. Such amortization expense is subject to possible adjustment resulting from the completion of the valuation analyses. The Company expects that any subsequent adjustment would not materially affect the combined pro forma results.

                              NOTES TO PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

    (h) The estimated tax effect on the applicable pro forma adjustments.

    (i) Reclassifications made to conform the TI Defense historical financial statements to the unaudited pro forma combined condensed financial statement presentation.

3. PRO FORMA ADJUSTMENTS--HUGHES DEFENSE

  The following adjustments give pro forma effect to the Merger (in millions):

        (a) To record the exchange consideration at closing:
            Purchase price ($9,500 less acquired debt of $120).......   $9,380
                                                                        ======
            (Assumed financing is based on the price per share of the
            Company's stock at the announcement date of the merger:
                Equity--103 million shares at assumed market value of
                $49.17 totals $5,065
                Debt--$4,435 less $120 of debt assumed plus acquisition
                costs of $125 totals $4,440 to be financed with a
                combination of variable rate short-term borrowings of
                $2,310 and fixed rate medium- and long-term borrowings of
                $2,130 at an aggregate interest rate of 6.37%)

        (b) To adjust the assets and liabilities to their estimated fair values:
            Net assets of Hughes Defense at March 30, 1997...........   $5,352
            Additional assets to be recorded in the Merger...........       57
            Additional liabilities to be recorded in the Merger......     (105)
            Cash not included in the Merger..........................      (57)
            Contracts in process valuation adjustments...............     (190)
            Accrual for future lease cost in excess of fair market
                value................................................     (254)
            Provision for the estimated exit costs of integrating
                acquired operations..................................     (495)
            To include pension assets and reflect fair market value
                less the projected benefit obligation................      882
            To include the liability for post-retirement benefits
                other than pensions..................................     (366)
            Deferred tax benefits....................................      166
            Costs in excess of net assets of acquired business.......    7,485
            Acquisition costs........................................     (125)
            Elimination of Hughes Defense goodwill...................   (2,970)
                                                                        ------
                                                                        $9,380
                                                                        ======

    (c) Adjustment to eliminate the amortization of intangible assets of Hughes Defense which would not have been incurred if the Merger had occurred on January 1, 1996.

    (d) Adjustment to reflect the effect on 1996 and 1997 results relating to a net reduction of accumulated contract costs as an allowance for the Company's normal profit on its efforts to complete such contracts.

    (e) Elimination of $29 of non-recurring corporate allocations from the parent of Hughes Defense as a result of the Merger for the year ended December 31, 1996 and $7 for the three months ended March 30, 1997.

    (f) Adjustments which represent additional estimated interest expense resulting from the use of borrowings to finance the Merger and incremental interest on Raytheon's pre-Merger variable rate borrowings to reflect the change in credit rating as a result of the Merger.

                              NOTES TO PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

    (g) The amortization of excess of costs over acquired net assets over an estimated life of 40 years. Such amortization expense is subject to possible adjustment resulting from the completion of the valuation analyses. The Company expects that any subsequent adjustment would not materially affect the combined pro forma results.

    (h) The estimated tax effect on the applicable pro forma adjustments.

    (i) Elimination of Hughes Defense interest expense.

    (j) The purchase price to be paid is subject to adjustment based on the actual net assets at the time of the closing and the amount of debt and equity to be paid is subject to adjustment based on the price of the Company's stock at the closing.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS


                               RAYTHEON COMPANY

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK
                                   WARRANTS

                                ---------------

  Raytheon Company (the "Company" or "Raytheon") may offer from time to time, in one or more series, (i) unsecured senior debt securities (the "Senior Debt Securities"), (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), (iii) warrants to purchase Debt Securities (the "Debt Warrants"), (iv) shares of serial preferred stock, without par value, in one or more series ("Preferred Stock"), (v) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants"), (vi) shares of common stock, $1.00 par value per share ("Common Stock"), or (vii) warrants to purchase shares of Common Stock (the "Common Stock Warrants"), in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Warrants, Preferred Stock Warrants and Common Stock Warrants are referred to herein collectively as the "Securities Warrants." The Debt Securities, Preferred Stock, Common Stock and Securities Warrants are referred to herein collectively as the "Offered Securities."

  The specific terms of the Offered Securities with respect to which this Prospectus is being delivered will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering and sale of the Offered Securities, the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Offered Securities, the following information: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any index or formula for determining the amount of any principal, premium, or interest fund provisions, the currency or currency unit in which principal, premium, or interest is payable, whether the securities are issuable in registered form or in the form of global securities and any provisions for the conversion or exchange of such Debt Securities; (ii) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions and any conversion or exchange provisions; (iii) in the case of Common Stock, the number of shares; (iv) in the case of Securities Warrants, the duration, offering price, exercise price and detachability; and
(v) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. The Prospectus Supplement also will contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

  The Company's Common Stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange. Any Common Stock offered hereby will be listed, subject to notice of issuance, on such exchanges.

  The Debt Securities of any series may be issued with Securities Warrants. The Debt Securities may be Senior Debt Securities or Subordinated Debt Securities. The Senior Debt Securities, when issued, will rank on a parity with all the unsecured and unsubordinated indebtedness of the Company, and the Subordinated Debt Securities, when issued, will be subordinated in right of payment to all obligations of the Company to its other creditors, except obligations ranking on a parity with or junior to the Subordinated Debt Securities. See "Description of Debt Securities--Subordination of Subordinated Debt Securities."

  The Offered Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company, underwriters or dealers are involved in the sale of any Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company will be set forth in a Prospectus Supplement.

  The Offered Securities may be issued in one or more series or issuances and will be limited to $3,000,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

  The Offered Securities may be offered separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at or prior to the time of sale. The sale of other securities under the Registration Statement of which this Prospectus forms a part or under a Registration Statement to which this Prospectus relates will reduce the amount of Offered Securities which may be sold hereunder.

                                ---------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE   SECURITIES
      COMMISSION   PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS
        PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY  IS A CRIMINAL
          OFFENSE.

                                ---------------

                 The date of this Prospectus is May 23, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at the web site (http://www.sec.gov) maintained by the Commission and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company's Common Stock is listed on the New York, Chicago and Pacific Stock Exchanges, where reports, proxy statements and other information concerning the Company can also be inspected. The offices of the New York Stock Exchange are located at 20 Broad Street, New York, New York 10005.

  The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the Offered Securities. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Offered Securities, reference is hereby made to such Registration Statement, including the exhibits filed as a part thereof. Statements contained in this Prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (b) The Company's Current Reports on Form 8-K dated January 6, 1997 and January 17, 1997; and

    (c) The Company's Current Report on Form 8-K dated May 23, 1997, which includes:

      (i) The audited statement of assets to be acquired and liabilities to be assumed of the Defense Business of Texas Instruments (as defined below) as of December 31, 1996 and December 31, 1995 and the related statements of income and cash flows for each of the three years in the period ended December 31, 1996.

      (ii) The audited combined balance sheet of the A&D Business of HEC (as defined below) as of December 31, 1996 and December 31, 1995 and the related combined statements of income and parent company's net investment and combined statement of cash flows for each of the three years in the period ended December 31, 1996.

      (iii) Raytheon Company pro forma condensed combined statement of financial condition at March 30, 1997, and pro forma condensed combined statements of earnings for the twelve months ended December 31, 1996 and for the three months ended March 30, 1997, reflecting both the Acquisition (as defined below) and the Merger (as defined below).

      (iv) The unaudited statements of assets to be acquired and liabilities to be assumed of the Defense Business of Texas Instruments as of March 31, 1997 and the related statements of income and cash flows for each of the three months ended March 31, 1997 and March 31, 1996.

      (v) The unaudited combined balance sheet of the A&D Business of HEC as of March 31, 1997 and December 31, 1996, and the related combined statement of income and Parent Company's net investment and combined statement of cash flows for the three months ended March 31, 1997 and March 31, 1996.

  All documents filed by the Company pursuant to section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are incorporated by reference into such documents). Such written requests should be addressed to: Secretary, Raytheon Company, 141 Spring Street, Lexington, Massachusetts 02173. Telephone requests may be directed to the Secretary at (617) 862-6600.

                                  THE COMPANY

  Raytheon is an international, high technology company which operates in four businesses: commercial and defense electronics, engineering and construction, aircraft and major appliances. Historically, the Company's principal business has been the design, manufacture and servicing of advanced electronic devices, equipment and systems for government and commercial use, and Raytheon remains a significant defense contractor in the United States.

  In the past year, as a result of the increasing consolidation in the defense industry, Raytheon has taken steps to strengthen its position as a competitive defense contractor in the United States. Currently, Raytheon's defense electronics business includes Raytheon Electronics Systems, which is a major provider of ground-based air defense systems, air intercept missiles, ground-based and shipboard radars, military communications systems, and naval combat control, sonar and minehunting systems, as well as Raytheon E-Systems, which is a leader in defense systems integration and provides reconnaissance and surveillance, command, control, communications and intelligence systems, mass data collection, interpretation and dissemination, specialized aircraft modification services and ship-board and airborne countermeasures systems to a wide variety of customers worldwide. In addition, during 1997 Raytheon plans to consummate the Acquisition of the defense business of Texas Instruments Incorporated ("Texas Instruments") and the Merger of Raytheon with the aerospace and defense business (the "A&D Business") of Hughes Electronics Corporation ("HEC").

  Raytheon Engineers & Constructors is one of the largest engineering, construction, and operations and maintenance organizations in the world. Raytheon Aircraft is the world leader in general aviation, offering the most extensive product line in the industry. Raytheon Appliances markets some of the finest brand names in appliances, including Amana refrigerators, microwave ovens, cooking surfaces and washer and dryers as well as Speed Queen, Huebsch and UniMac commercial laundry equipment.

  The address of the principal executive office of the Company is 141 Spring Street, Lexington, Massachusetts 02173. The telephone number of the Company is
(617) 862-6600.

                                THE ACQUISITION

  On January 6, 1997, the Company entered into an Asset Purchase Agreement with Texas Instruments, pursuant to which the Company agreed to purchase substantially all of the assets of, and to assume substantially all of the liabilities related to, the Defense Systems and Electronics Business (the "Defense Business") of Texas Instruments (the "Acquisition") for an aggregate amount of $2.875 billion in cash, subject to adjustment for certain changes in the net assets of the Defense Business between September 30, 1996 and the closing date of the purchase. In addition, the Company agreed to pay $75 million in respect of a certain related assignment and license of certain related intellectual property. The Defense Business is a leader in precision-guided munitions and Long Range Precision Strike programs, and has strong positions in P-3 and S-3 ocean surveillance, F-22 airborne radars, and the LANTIRN terrain-following radar. The Defense Business also produces electro-optics products. The Acquisition is subject to Hart-Scott-Rodino antitrust review and is expected to close in the second quarter of 1997.

                                  THE MERGER

  On January 16, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with HE Holdings, Inc. ("Hughes"), a Delaware corporation and an indirect, wholly owned subsidiary of General Motors Corporation, a Delaware corporation ("GM"), pursuant to which the Company agreed to merge with and into Hughes (the "Merger"), with the combined company to be called Raytheon Company.

  Immediately prior to the consummation of the Merger, Hughes will be spun off to the holders of GM's $1 2/3 and Class H common stocks in a transaction intended to be tax-free to Hughes, GM and such holders. Immediately prior to the spin-off, GM will consummate a series of transactions such that, at the time of the spin-off, Hughes will consist of the A&D Business of HEC, the parent corporation of Hughes. In connection with the spin-off and the Merger, two classes of common stock will be created: Class A common stock, which will be held by GM's $1 2/3 and Class H stockholders after the spin-off; and Class B common stock.

  Immediately following the spin-off of Hughes, Raytheon and Hughes will consummate the Merger. In the Merger, Raytheon stockholders will receive Class B common stock. The Class B common stock will represent approximately 70 percent of the equity of the combined company, and the Class A common stock will represent the remaining approximately 30 percent of the equity.

  The Merger Agreement provides that Hughes' total debt as of the time of the Merger will be adjusted to reflect variations in the market price of Raytheon stock, subject to specified limits. Prior to the Merger, the Company has agreed that Hughes may borrow, and become liable to repay, up to approximately $4.4 billion, which amount will be contributed by Hughes to a subsidiary of Hughes the stock of which will then be distributed to GM and/or used by Hughes to repay indebtedness to other GM subsidiaries. Accordingly, the proceeds of such loan will not be assets of Hughes as of the time of the Merger. The actual amount that may be so applied will be determined by subtracting from $9.5 billion any other outstanding debt of Hughes as of the Effective Time and the product of (x) the number of shares of Class A common stock to be issued to GM's $1 2/3 and Class H stockholders (102,630,503 shares) and (y) the average closing market price of the Common Stock during the 30-day period ending on the fifth day prior to consummation of the Merger; provided that in the event such average price is less than $44.42, it will be deemed to be $44.42, and in the event such price is more than $54.29, it shall be deemed to be $54.29. Based upon the midpoint of this range, the 102,630,503 shares to be distributed to GM stockholders will have a value of approximately $5.1 billion. The balance of the $9.5 billion transaction value would then be made up of approximately $4.4 billion in Hughes debt. In the event that the average stock price is $44.42 or less, the amount of the Hughes debt would be approximately $4.9 billion; in the event the average stock price is $54.29 or more, the amount of Hughes debt would be approximately $3.9 billion. Such debt would become a liability of the combined company following the Merger.

  The transaction is subject to, among other things, approval by Raytheon's stockholders, certain regulatory approvals (including Hart-Scott-Rodino antitrust review), approval of the spin-off and related transactions by the holders of GM's $1 2/3 and Class H common stocks, and the receipt by GM of rulings from the Internal Revenue Service relating to certain U.S. federal income tax consequences of the transaction.

  The A&D Business has approximately 40,000 employees, principally in the states of California, Arizona, Indiana, Texas and Virginia. The A&D Business is a major supplier of advanced defense electronics systems and services, principally in naval systems, airborne and surface radars, air intercept missiles and training simulators and services. The A&D Business also supplies air traffic control systems to the U.S. Federal Aviation Administration and to foreign governments, and is active in the fields of global positioning systems and infrared/electro-optics.

  The A&D Business is also the provider of tactical communications and military radios, including the U.S. Army's Tactical Command and Control System, AFATADS (Advanced Field Artillery Tactical Data Systems) and a wide array of tactical radios. The A&D Business also provides trainers and simulators for helicoptor and fixed-wing aircraft.

                                USE OF PROCEEDS

  Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used by the Company to finance the Acquisition, including by refinancing commercial paper borrowings and/or bank borrowings, with various maturities and bearing interest at various rates, that may be incurred to finance the Acquisition or other capital expenditures and working capital requirements and for other general corporate purposes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratios of earnings to fixed charges for each of the Company's fiscal years 1996, 1995, 1994, 1993 and 1992:

                            FISCAL YEAR ENDED DECEMBER 31,
          -------------------------------------------------------------------------------------------
           1996            1995                   1994                   1993                   1992
          ------          ------                 ------                 ------                 ------
            4.6             6.0                    12.0                   18.1                   11.9

  For purposes of computing the ratio of earnings to fixed charges, earnings consist of net earnings, taxes on income and fixed charges (less capitalized interest) and fixed charges consist of interest expense, amortization of debt discount and expense, the portion of rents representative of an interest factor and capitalized interest.

                        DESCRIPTION OF DEBT SECURITIES

  The Senior Debt Securities are to be issued under an Indenture, dated as of July 3, 1995 (the "Senior Indenture"), between the Company and The Bank of New York, as trustee. The Subordinated Debt Securities are to be issued under a second Indenture, dated as of July 3, 1995 (the "Subordinated Indenture"), also between the Company and The Bank of New York, as trustee. Copies of the Senior Indenture and the Subordinated Indenture have been filed with the Commission and are incorporated by reference as exhibits to the Registration Statement. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures." The Bank of New York is hereinafter referred to as the "Senior Debt Trustee" when referring to it in its capacity as trustee under the Senior Indenture, as the "Subordinated Debt Trustee" when referring to it in its capacity as trustee under the Subordinated Indenture, and as the "Debt Trustee" when referring to it in its capacity as trustee under both of the Indentures. The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities and the Indentures do not purport to be complete and are subject to and are qualified in their entirety by reference to all the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Applicable Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given in the Applicable Indenture.

  The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

  The Indentures do not limit the amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company.

  Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency of the Company in each Place of Payment maintained by the Company and at any other office or agency maintained by the Company for such purpose, except that, at the option of the Company, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears on the register for the Debt Securities (Sections 301, 305, 307 and 1002). The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof (Section 302). No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith (Section 305).

  The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities;
(ii) whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (iii) any limit on the aggregate principal amount of the Offered Debt Securities; (iv) the Person to whom any interest on the Offered Debt Securities is payable if other than the Person in whose name any such Offered Debt Securities are registered; (v) the date or dates on which the principal of the Offered Debt Securities will mature; (vi) the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, and the date or dates from which such interest, if any, will accrue; (vii) the dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates; (viii) the place or places where the principal of and any premium and interest on the Offered Debt Securities shall be payable; (ix) any mandatory or optional sinking funds or analogous provisions; (x) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision; (xi) the obligation of the Company, if any, to redeem or repurchase the Offered Debt Securities at the option of the Holder; (xii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (xiii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities that will be payable upon the declaration of acceleration of the Maturity thereof; (xiv) the currency of payment of principal of and any premium and interest on the Offered Debt Securities and, if other than United States currency, the manner of determining the equivalent thereof in United States currency for any purpose; (xv) any index used to determine the amount of payment of principal of, and any premium and interest on, the Offered Debt Securities; (xvi) if the Offered Debt Securities will be issuable only in the form of a Global Security, the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a

Person other than the Depositary or its nominee; (xvii) the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance"; (xviii) whether the Debt Securities are convertible into any other securities and the terms and conditions of such convertibility; (xix) any additional Event of Default, and in the case of any Offered Debt Securities that are Subordinated Debt Securities, any additional Event of Default that would result in the acceleration of the maturity thereof; and (xx) any other terms of the Offered Debt Securities (Section 301).

  Both Senior Debt Securities and Subordinated Debt Securities may be issued as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. "Original Issue Discount Debt Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof (Section 101).

  The Applicable Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (i) Debt Securities with respect to which payments of principal, premium, or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies, or commodities), (ii) Debt Securities with respect to which principal, premium, or interest is payable in a foreign or composite currency, (iii) Original Issue Discount Debt Securities, and (iv) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  Unless otherwise indicated in the Applicable Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

  The payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below) (Section
1301). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Subordinated Debt Securities (Section 1302). In the event of the acceleration of the Maturity of any Subordinated Debt Securities of any series, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment of the principal of, premium, if any, or interest on the Subordinated Debt Securities of such series or on account of the purchase or other acquisition of Subordinated Debt Securities of such series (Section 1303). Accordingly, in case of such an acceleration, all Senior Indebtedness would have to be repaid before any payment could be made in respect of the Subordinated Debt Securities. No payments on account of principal, premium, if any, or interest in respect of the Subordinated Debt Securities or on account of the purchase or other acquisition of Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to any Senior Indebtedness, or an Event of Default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default (Section 1304).

  By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness or the Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders of the Subordinated Debt Securities.

  "Senior Indebtedness" is defined in the Subordinated Indenture to mean the principal of, and premium, if any, and interest on (i) all indebtedness of the Company for money borrowed, other than the Subordinated Debt Securities, and any other indebtedness of the Company represented by a note, bond, debenture or other similar evidence of indebtedness (including indebtedness of others guaranteed by the Company), in each case whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, incurred or assumed and (ii) any amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in any case in the instrument creating or evidencing any such indebtedness or pursuant to which it is outstanding it is provided that such indebtedness is not superior in right of payment to the Subordinated Debt Securities. For the purposes of this definition, "indebtedness for money borrowed" is defined as (A) any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (B) any deferred payment obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument, and (C) any obligation of, or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets if such obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles (Section 101).

  The Subordinated Indenture will not limit the amount of other indebtedness, including Senior Indebtedness, that may be issued by the Company or any of its Subsidiaries.

EVENTS OF DEFAULT

  The Senior Indenture (with respect to any series of Senior Debt Securities then Outstanding) and, unless otherwise provided in the Applicable Prospectus Supplement, the Subordinated Indenture (with respect to any series of Subordinated Debt Securities then Outstanding), define an Event of Default as any one of the following events: (i) default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (ii) default in the payment of the principal of, or premium, if any, on any Debt Security of that series at its Maturity (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (iii) failure to deposit any sinking fund payment when and as due by the terms of a Debt Security of that series (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (iv) failure to perform any other covenants or agreements of the Company in the Applicable Indenture (other than covenants or agreements included in the Applicable Indenture solely for the benefit of a series of Debt Securities thereunder other than that series) and continuance of such default for a period of 60 days after either the Debt Trustee or the Holders of at least 25% of the principal amount of the Outstanding Debt Securities of that series have given written notice specifying such failure as provided in the Applicable Indenture; (v) certain events in bankruptcy, insolvency or reorganization of the Company; and (vi) any other Event of Default provided with respect to Debt Securities of that series (Section 501). If an Event of Default occurs with respect to Debt Securities of any series, the Debt Trustee shall give the Holders of Debt Securities of such series notice of such default, provided, however, that in the case of a default described in (iv) above, no such notice to Holders shall be given until at least 30 days after the occurrence thereof (Section 602).

  If an Event of Default with respect to the Senior Debt Securities of any series at the time Outstanding occurs and is continuing, either the Debt Trustee or the Holders of at least 25% of the aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Senior Debt Securities of that series to be due and payable immediately. Payment of the principal of the Subordinated Debt Securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization of the Company. The Debt Trustee and the Holders will not be entitled to accelerate the maturity of the Subordinated Debt Securities upon the occurrence of any of the Events of Default described above except for those described in clause (v) (i.e., certain events in bankruptcy, insolvency or reorganization of the Company). Accordingly, there is no right of acceleration in the case of a default in the performance of any other covenant with respect to the Subordinated Debt Securities, including the payment of interest or principal. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority of the aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 502).

  The Indentures provide that, subject to the duty of the Debt Trustee during default to act with the required standard of care, the Debt Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Debt Trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the Debt Trustee and to certain other conditions, the Holders of a majority of the aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee, or exercising any trust or power conferred on the Debt Trustee, with respect to the Debt Securities of that series (Section 512).

  No Holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Applicable Indenture or for any remedy thereunder, unless: (i) such Holder previously has given to the Debt Trustee under the Applicable Indenture written notice of a continuing Event of Default with respect to Debt Securities of that series; (ii) the Holders of at least 25% of the aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and offered reasonable indemnity, to the Debt Trustee to institute such proceeding as trustee; (iii) in the 60-day period following receipt of a written notice from a Holder, the Debt Trustee has not received from the Holders of a majority of the aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request; and (iv) the Debt Trustee shall have failed to institute such proceeding within such 60-day period (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest on such Debt Security on or after the respective due dates expressed in such Debt Security (Section 508).

  The Company is required to furnish to the Debt Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance (Section 1005).

  Any payment default on any Debt Security regardless of amount, where the aggregate principal amount of the series of such Debt Security exceeds $25 million, or any other default that causes acceleration of any such Debt Security, would give rise to a cross-default under the Company's $3 billion Credit Agreement dated April 28, 1995. In certain circumstances, payment defaults on Debt Securities may give rise to cross-defaults under guarantees of the Company related to various receivables facilities of certain subsidiaries of the Company.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indentures provide that, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Applicable Indenture (which will be indicated in the Applicable Prospectus Supplement), the Company may elect either (i) to defease and be discharged from any and all obligations in respect of such Debt Securities then outstanding (including, in the case of Subordinated Debt Securities, the provisions described under "Subordination of Subordinated Debt Securities" and except for certain obligations to register the transfer of or exchange of such Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold monies for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities concerning the subordination provisions described under "Subordination of Subordinated Debt Securities" and any other covenants applicable to such Debt Securities which are determined pursuant to Section 301 of the Applicable Indenture to be subject to covenant defeasance ("covenant defeasance"), and the occurrence of an event described in clause (iv) under "Events of Default" above (insofar as with respect to covenants subject to covenant defeasance) shall no longer be an Event of Default, in the case of either (i) or (ii) if the Company deposits, in trust, with the Debt Trustee money or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of and premium, if any, and interest on such Debt Securities on the dates such payments are due (which may include one or more redemption dates designated by the Company) and any mandatory sinking fund or analogous payments thereon in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (A) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Applicable Indenture shall have occurred and be continuing on the date of such deposit, (B) such deposit will not cause the Debt Trustee to have any conflicting interest with respect to other securities of the Company and (C) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law) as a result of such deposit or defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred.

  The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a subsequent Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to a subsequent breach of any of the covenants noted under clause (ii) in the preceding paragraph. In the event the Company omits to comply with its remaining obligations with respect to such Debt Securities under the Applicable Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the subsequent occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Debt Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments. (See Article Thirteen and Article Fourteen of the Senior Indenture and the Subordinated Indenture, respectively.)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Debt Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the Outstanding Debt Securities of all series issued under the Indenture and affected by the modification or amendments (voting as a single class); provided, however, that no such modification or amendment may, without the consent of the Holders of all Debt Securities affected thereby (i) change the stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the Maturity thereof); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption
Date); (v) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities; or (vi) reduce the percentage of the principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults (Section 902).

  The Holders of a majority of the aggregate principal amount of the Senior Debt Securities or the Subordinated Debt Securities may, on behalf of all Holders of the Senior Debt Securities or the Subordinated Debt Securities, respectively, waive any past default under the Applicable Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants (Section 513).

CERTAIN COVENANTS OF THE CORPORATION

  Limitation on Liens. The Company may not, nor may it permit any Significant Subsidiary (as defined below) to, create, incur, assume or permit to exist any Lien (as defined below) on any property or asset (including any stock or other securities of any Person, including any Significant Subsidiary), or on any income or revenues or rights in respect of any thereof, unless the Debt Securities of any series then or thereafter Outstanding shall be equally and ratably secured. This restriction does not apply, however, to (i) Liens on property or assets of the Company and its Subsidiaries existing on the date of the Indenture, provided that such Liens shall secure only those obligations which they secure as of the date of the Indenture; (ii) any Lien existing on any property or asset prior to the acquisition thereof by the Company or any Subsidiary, provided that (x) such Lien is not created in contemplation of or in connection with such acquisition and (y) such Lien does not apply to any other property or assets of the Company or any Subsidiary; (iii) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves, to the extent required by GAAP, have been set aside; (iv) carriers', warehousemen's, mechanics', materialsmen's, repairmen's or other like Liens arising in the ordinary course of business and securing obligations that are not due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves, to the extent required by GAAP, have been set aside; (v) pledges and deposits made in the ordinary course of business in compliance with workmen's compensation, unemployment insurance and other social security laws or regulations; (vi) deposits to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than capital leases), statutory obligations, surety and appeal bonds, advance payment bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (vii) zoning restrictions, easements, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; (viii) Liens upon any property acquired, constructed or improved by the Company or any Subsidiary which are created or incurred within 360 days of such acquisition, construction or improvement to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement, including carrying costs (but no other amounts), provided that any such Lien shall not apply to any other property of the Company or any Subsidiary; (ix) Liens on the property or assets of any Subsidiary in favor of the Company; (x) extensions, renewals and replacements of Liens referred to in paragraphs (i) through (ix) above, provided that any such extension, renewal or replacement Lien shall be limited to the property or assets covered by the Lien extended, renewed or replaced and that the obligations secured by any such extension, renewal or replacement Lien shall be in an amount not greater than the amount of the obligations secured by the Lien extended, renewed or replaced; (xi) any Lien, of the type described in clause (iii) of the definition below of the term "Lien," on securities imposed pursuant to an agreement entered into for the sale or disposition of such securities pending the closing of such sale or disposition; provided such sale or disposition is otherwise permitted hereunder; (xii) Liens arising in connection with any Permitted Receivables Program (to the extent the sale by the Company or the applicable Subsidiary of its accounts receivable is deemed to give rise to a Lien in favor of the purchaser thereof in such accounts receivable or the proceeds thereof); (xiii) Liens on the capital stock or assets of any Subsidiary that is not a Significant Subsidiary; and (xiv) Liens to secure Indebtedness if, immediately after the grant thereof, the aggregate amount of all Indebtedness secured by Liens that would not be permitted but for this clause (xiv) does not exceed 15% of the Stockholders' Equity (as defined below) as shown on the most recent consolidated balance sheet of the Company filed with the Commission pursuant to the Exchange Act.

  Limitation on Sale/Leaseback Transactions. Transactions involving any sale and leaseback by the Company or any Significant Subsidiary of any Principal Property (as defined below) are prohibited, unless the Company or any such Significant Subsidiary, within 120 days after the effective date of the lease, applies to the retirement of any Funded Debt (as defined below) an amount equal to the greater of (i) the net proceeds of the sale of the property leased or (ii) the fair market value of the property leased within 90 days prior to the effective date of the lease. The amount to be so applied in respect of any such transaction will be reduced, however, by the principal amount of any Debt Securities surrendered to the Debt Trustee by the Company for cancellation and by the principal amount of Funded Debt other than Debt Securities, voluntarily retired by the Company, within 120 days after the effective date of the lease, provided that no retirement may be effected by payment on the final maturity date or pursuant to mandatory sinking fund or prepayment provisions. This restriction does not apply, however, to the Company or any Significant Subsidiary: (i) entering into any transaction not involving a lease with a term of more than three (3) years; (ii) entering into any transaction to the extent the Lien on any such property subject to such sale and leaseback would be permitted under the covenant described above under "Limitation on Liens" or (iii) entering into any transaction for the sale and leaseback of any property if such lease is entered into within 180 days after the later of the acquisition, completion of construction or commencement of operation of such property.

  Leveraged Transactions. Except for the limitations on liens and sale/leaseback transactions referred to above and on consolidations, mergers or transfers of the Company's assets substantially as an entirety referred to below, the Indentures and the terms of the Debt Securities do not contain any covenants or other provisions designed to afford holders of any Debt Securities protection in the event of a highly leveraged transaction involving the Company.

  Applicability of Covenants. Any series of Securities may provide that either or both of the covenants described above shall not be applicable to the Securities of such series (Section 301).

CERTAIN DEFINITIONS

  Certain terms are defined in the Indenture and are used in this Prospectus as follows:

  "Funded Debt" means all Indebtedness that will mature, pursuant to a mandatory sinking fund or prepayment provision or otherwise, and all installments of Indebtedness that will fall due, more than one year from the date of determination. In calculating the maturity of any Indebtedness, there shall be included the term of any unexercised right of the debtor to renew or extend such Indebtedness existing at the time of determination.

  "GAAP" means generally accepted accounting principles applied on a consistent basis.

  "Indebtedness" of any Person shall mean, as at any date of determination, all indebtedness (including capitalized lease obligations) of such Person and its consolidated subsidiaries at such date that would be required to be included as a liability on a consolidated balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP.

  "Lien" means, with respect to any asset of any Person, (i) any mortgage, deed of trust, lien, pledge, encumbrance, charge or security interest in or on such asset, (ii) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (iii) in the case of securities that constitute assets of such Person, any purchase option, call or similar right of a third party with respect to such securities.

  "Permitted Receivables Program" means any receivables securitization program pursuant to which the Company or any of the Subsidiaries sells accounts receivable to any non-Affiliate in a "true sale" transaction; provided, however, that any related indebtedness incurred to finance the purchase of such accounts receivable is not includible on the balance sheet (excluding the footnotes thereto) of the Company or any Subsidiary in accordance with GAAP and applicable regulations of the Commission.

  "Principal Property" means (i) the Company's principal office building and
(ii) any manufacturing plant or principal research facility of the Company or any Significant Subsidiary which is located within the United States of America or Canada, except any such principal office building, plant or facility which the Board of Directors by resolution declares is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

  "Significant Subsidiary" means, at any time, any Subsidiary that would be a "Significant Subsidiary" at such time, as such term is defined in Regulation S-X promulgated by the Commission, as in effect on the date of the Indenture.

  "Stockholders' Equity" means, at any date of determination, the stockholders' equity at such date of the Company and its Subsidiaries, as determined in accordance with GAAP.

  "Subsidiary" means any corporation, partnership, limited liability company, joint venture, trust or unincorporated organization more than 50% of the outstanding voting interest of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge into any other Person or transfer or lease its assets substantially as an entirety to any Person unless any successor or purchaser is a corporation organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental indenture. The Debt Trustee may receive an Opinion of Counsel as conclusive evidence of compliance with these provisions (Article Eight).

CONVERSION RIGHTS

  The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock, Preferred Stock or any other security, including the conversion price or exchange ratio (or the method of calculating the same), the conversion or exchange period (or the method of determining the same), whether conversion or exchange will be mandatory or at the option of the holder or the Company, provisions for adjustment of the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of such Debt Securities, will be set forth in the Prospectus Supplement relating thereto.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the Applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee for such Depositary and except in the circumstances described in the Applicable Prospectus Supplement (Sections 204 and 305).

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Applicable Prospectus Supplement.

CONCERNING THE DEBT TRUSTEE

  The Bank of New York is Debt Trustee under the Indentures. The Debt Trustee performs services for the Company in the ordinary course of business.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate (the "Applicable Prospectus Supplement"). Certain other terms of any series of the Preferred Stock offered by the Applicable Prospectus Supplement will be described in the Applicable Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended to date (the "Restated Certificate of Incorporation"), and the certificate of designation (a "Certificate of Designation") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

  The Company has authorized 3,000,000 shares of Serial Preferred Stock, without par value, of which no shares are currently outstanding. The Board of Directors has been authorized, subject to certain limitations set forth in the Restated Certificate of Incorporation of the Company, to issue shares of Serial Preferred Stock in one or more series, by resolution providing for the issuance of such series, and to (i) fix the number of shares which will constitute such series and the designation thereof, (ii) fix the stated value, if any, of such series and the consideration for which shares of such series may be issued, (iii) determine the voting rights of shares of such series,
(iv) determine the terms and conditions, if any, under which such series may be redeemable, (v) determine whether shares of such series will be subject to the operation of a retirement or sinking fund, (vi) determine the rate of any dividends payable with respect to shares of such series and any preferences or relations to dividends payable with respect to shares of other classes of the Company's capital stock, (vii) determine the rights of shares of such series upon the dissolution of the Company, (viii) determine if shares of such series are convertible into or exchangeable for shares of another class or classes of capital stock of the Company and the rates or prices at which shares of such series are convertible or exchangeable, and (ix) determine such other preferences and relative, participating, optional or other special rights and qualifications of shares of such series as are not inconsistent with the terms of the Restated Certificate of Incorporation. To the extent permitted by the resolutions of the Board of Directors authorizing any such series of Preferred Stock, a duly authorized committee of the Board of Directors may determine certain of the designations described above which are made with respect to such series.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Applicable Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for the specific terms of such series.

  The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

  In the event that the Company issues any Preferred Stock pursuant to the Applicable Prospectus Supplement, unless otherwise noted in the Applicable Prospectus Supplement, State Street Bank and Trust Company of Boston, Massachusetts will be the registrar and transfer agent for such Preferred Stock.

DIVIDEND RIGHTS

  Holders of the Preferred Stock of each series will be entitled to receive, when and as declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the Applicable Prospectus Supplement. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Applicable Prospectus Supplement.

  Such dividends may be cumulative or noncumulative, as provided in the Applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date fixed by the Board of Directors. Unless dividends on all outstanding shares of series of Preferred Stock having cumulative dividend rights have been fully paid, no dividend (other than stock dividends) may be paid on the Common Stock or any other class of stock ranking junior to the Preferred Stock.

LIQUIDATION PREFERENCES

  Unless otherwise specified in the Applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of the Preferred Stock, the amount (if any) set forth in the Applicable Prospectus Supplement, together with any unpaid cumulative dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series are not paid in full, the holders of the Preferred Stock of such series and of any other series of equal preference will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series that has a liquidation preference of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company. A consolidation, merger or sale of substantially all of the assets of the Company would not be considered a "liquidation" within the meaning of the foregoing provisions.

REDEMPTION

  A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the time and at the redemption prices set forth in the Applicable Prospectus Supplement. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of Preferred Stock of the Company.

CONVERSION AND EXCHANGE RIGHTS

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, or another series of Preferred Stock, or any other security will be set forth in the Applicable Prospectus Supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock, the shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the Applicable Prospectus Supplement.

VOTING

  So long as there are any shares of Preferred Stock outstanding, the Company would be prohibited, without the affirmative vote of at least two-thirds of the outstanding Preferred Stock, from (i) authorizing a new class of stock which ranks senior in the payment of dividends or in liquidation preference to the Preferred Stock, or (ii) altering materially the rights of the Preferred Stock, unless in either case provision is made for the redemption of all shares of Preferred Stock at the time outstanding. So long as there are any shares of Preferred Stock outstanding, without the affirmative vote of at least a majority of the outstanding Preferred Stock, the Company would be prohibited from authorizing any class of stock which ranks on a parity as to payment of dividends or liquidation preference with the Preferred Stock, unless provision is made for the redemption of all shares of Preferred Stock at the time outstanding. If accrued dividends on any series of Preferred Stock have not been paid or set aside in an amount equivalent to six quarterly dividends or three semiannual dividends, the holders of all outstanding shares of all series of Preferred Stock, voting separately as a class, would be entitled to increase the number of directors of the Company by two and elect the two additional directors. These directors would serve until all accrued and unpaid dividends on all outstanding shares of Preferred Stock had been paid or set aside in full. Except for the specific voting rights summarized above in this paragraph, the holders of any series of Preferred Stock would have only such voting rights as may be authorized by the Board of Directors of the Company in establishing the terms of that series.

                          DESCRIPTION OF COMMON STOCK

COMMON STOCK

  The Company's Restated Certificate of Incorporation authorizes the issuance of 400,000,000 shares of Common Stock, par value $1.00 per share. As of April 27, 1997, there were 236,284,954 shares of Common Stock outstanding.

  Subject to the rights of the holders of any Preferred Stock, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. The outstanding Common Stock is fully paid and non-assessable.

  State Street Bank and Trust Company of Boston, Massachusetts is the registrar and transfer agent for the Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

  The following summary of certain provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws (the "Amended and Restated By-Laws") does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Certificate of Incorporation and the Amended and Restated By-Laws which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

  Fair Price Provisions. The Company's Restated Certificate of Incorporation requires approval by holders of at least 75% of the Company's outstanding voting stock for mergers and certain other corporate transactions ("Business Transactions") that involve a beneficial owner of (or person that has announced an intention to acquire) 10% or more of the voting stock of the Company (a "Related Person"), unless (i) the transaction has been approved by a majority of certain directors ("Continuing Directors") who constitute a majority of the entire Board of Directors of the Company at such time or (ii) certain fair price criteria and procedural requirements are satisfied. These provisions of the Restated Certificate of Incorporation may be amended or repealed only by the vote of the holders of 75% or more of the voting stock of the Company, or by the vote of holders of a simple majority of the voting stock of the Company if the Board of Directors is composed entirely of Continuing Directors and unanimously approves the amendment or repeal.

  A "Continuing Director" is any member of the Board of Directors who is not an affiliate or associate of the Related Person involved in a particular Business Transaction and was or becomes a director prior to the time that the Related Person became a Related Person, or is elected or recommended for election by the stockholders by a majority of the then Continuing Directors.

  The fair price criteria require that in the event of a Business Transaction in which cash or other consideration would be paid to the Company's stockholders, (i) the consideration to be received by the stockholders be either cash or the same type of consideration used by the Related Person to acquire the largest portion of such Related Person's shares, and (ii) the fair market value of such consideration to be received per share of Common Stock be not less than the highest per share price paid by the Related Person in acquiring any Common Stock of the Company within two years before becoming and while a Related Person, or if higher the per share price on the date of first public announcement of the Business Transaction.

  The fair price criteria also require that the aggregate amount of cash and fair market value of other consideration to be received by holders of shares of voting stock other than Common Stock shall be the higher of: (i) the highest per share price paid by the Related Person in acquiring such voting stock within two years before becoming and while a Related Person, or if higher the per share price on the date of first public announcement of the Business Transaction, and (ii) the highest preferential liquidation amount per share to which such voting shares are entitled.

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

  The procedural requirements would not be satisfied if, (i) after a Related Person became a 10% voting stockholder, the Related Person acquired additional shares of voting stock of the Company, other than pursuant to a pro rata stock split or dividend; (ii) before consummation of the Business Transaction, the Related Person shall have received the benefit of any financial assistance or tax advantage provided by the Company not shared proportionately with all other stockholders; (iii) before consummation of the Business Transaction, the Related Person causes a material change in the Company's business, capital structure or dividend rates or policy; or (iv) the proposed Business Transaction shall not have been described in a proxy statement mailed to the Company's stockholders no later than 30 days prior to the consummation of such transaction, which proxy statement must prominently set forth any statements any of the Continuing Directors choose to make with respect to the advisability (or inadvisability) of the proposed Business Transaction and, if deemed advisable by a majority of the Continuing Directors, the opinion of an investment bank selected by a majority of the Continuing Directors as to the fairness (or not) to the Company's stockholders of the proposed Business Transaction.

  Classification of Directors; Advance Notice of Nominations. The Company's Restated Certificate of Incorporation and Amended and Restated By-Laws provide that its Board of Directors shall be divided into three classes, each class being as nearly equal in number as possible, and that at each annual meeting of the Company's stockholders, the successors to the Directors whose terms expire that year shall be elected for a term of three years. Within the limit of not less than five nor more than 15 Directors, the number of Directors is fixed by the Board of Directors. Newly created Directorships and any vacancies on the Board of Directors are filled by a majority vote of the remaining Directors then in office, even if less than a quorum. Directors may be removed by the affirmative vote of the holders of a majority of the outstanding voting shares of the Company, but only for cause.

  Any stockholder intending to nominate a person for election as Director at a meeting of stockholders may do so only if written notice of the stockholder's intent to make such nomination, including certain related information specified in the Amended and Restated By-Laws, is given to the Secretary of the Company not later than 60 days or earlier than 90 days in advance of the annual meeting at which the nomination is to be made (or in the case of a special meeting, not later than the tenth day following the date on which notice of that meeting is first given to stockholders).

CERTAIN ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company (or its majority-owned subsidiaries) for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is approved by the Company's Board of Directors and approved at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder. Under
Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the Company and a Person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

                      DESCRIPTION OF SECURITIES WARRANTS

  The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Securities Warrants may be issued independently or together with Debt Securities or shares of Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or shares of Preferred Stock or Common Stock. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and State Street Bank and Trust Company of Boston, Massachusetts or another bank or trust company, as warrant agent (the "Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrants or beneficial owners of Securities Warrants. Copies of the forms of Securities Warrant Agreements, including the forms of Securities Warrant Certificates representing the Securities Warrants, are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Securities Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Securities Warrant Agreements.

  Reference is made to the Prospectus Supplement relating to the particular issue of Securities Warrants offered thereby for the terms of such Securities Warrants, including, where applicable: (i) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of Securities Warrants to purchase Debt Securities and the price at which such Debt Securities may be purchased upon such exercise; (ii) the designation, number, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of Preferred Stock purchasable upon exercise of Securities Warrants to purchase Preferred Stock and the price at which such number of shares of Preferred Stock of such series may be purchased upon such exercise; (iii) the number of shares of Common Stock purchasable upon the exercise of Securities Warrants to purchase Common Stock and the price at which such number of shares of Common Stock may be purchased upon such exercise; (iv) the date on which the right to exercise such Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (v) U.S. federal income tax consequences applicable to such Securities Warrants; and (vi) any other terms of such Securities Warrants. Securities Warrants for the purchase of Preferred Stock and Common Stock will be offered and exercisable for U.S. dollars only. Securities Warrants will be issued in registered form only. The exercise price for Securities Warrants will be subject to adjustment in accordance with the Applicable Prospectus Supplement.

  Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void. The place or places where, and the manner in which, Securities Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Securities Warrants.

  Prior to the exercise of any Securities Warrants to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Securities Warrants will not have any rights of holders of the Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers, and any securities exchanges on which the Offered Securities may be listed.

  If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Offered Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

  If dealers are used in the sale of Offered Securities with respect to which this Prospectus is delivered, the Company will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  Offered Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Applicable Prospectus Supplement.

  In connection with the sale of the Offered Securities, underwriters or agents may receive compensation from the Company or from purchasers of Offered Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Offered Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  Some or all of the Offered Securities may be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Securities.

  Certain of the underwriters, dealers or agents and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                        VALIDITY OF OFFERED SECURITIES

  The validity of the Offered Securities will be passed upon for the Company by Thomas D. Hyde, Esq., Vice President and General Counsel of the Company, and for any underwriters by Cravath, Swaine & Moore of New York City. As of the date of this Prospectus, Thomas D. Hyde, Esq. holds 18,417 shares and options to acquire 87,518 shares of Common Stock of the Company.

                                    EXPERTS

  The consolidated balance sheets of Raytheon Company as of December 31, 1996 and 1995 and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the related financial statement schedule, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The financial statements of the Defense Business of Texas Instruments as of December 31, 1996 and 1995 and for the three years ended December 31, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing. The financial statements of the A&D Business of HEC as of December 31, 1996 and 1995 and for the three years ended December 31, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Deloitte & Touche LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

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